UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 20, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Consolidated
Financial Statements as of
September 30, 2006

Key figures

in millions of euros	2006(1)	2005(1)
New orders (2)	84,702	72,786

Revenue (2)	76,253	65,137

Income from continuing operations	3,107	3,322

Income (loss) from discontinued operations, net of income taxes	228	(662)

Net income	3,335	2,660

attributable to

Minority interest	210	160

Shareholders of Siemens AG	3,125	2,500

Net cash from operating and investing activities (2)	973	(1,689)
therein: Net cash provided by operating activities	5,652	3,960
Net cash used in investing activities	(4,679)	(5,649)

Equity (September 30)	26,275	24,181
attributable to
Minority interest	702	661
Shareholders of Siemens AG	25,573	23,520

Employees (2) (September 30, in thousands)	421	388

(1)	Fiscal year from October 1 to September 30
(2)	Continuing operations (excluding the discontinued carrier networks, enterprise networks and mobile devices activities)

Introduction
     According to the Regulation of the European Parliament and Council on the application of International Financial Reporting Standards (IFRS), publicly traded European Union (EU) companies are required to prepare their Consolidated Financial Statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. However, Member States may defer mandatory application of IFRS until 2007 for companies that either list debt securities only or which apply internationally accepted standards other than IFRS due to a listing outside the EU. The latter particularly applies to companies listed on the New York Stock Exchange (such as Siemens), which prepare their Consolidated Financial Statements under United States Generally Accepted Accounting Principles (U.S. GAAP). In Germany, the Bilanzrechtsreformgesetz (BilReG), issued in October 2004, implemented the option to defer mandatory IFRS application.
     Accordingly, Siemens’ primary financial reporting for fiscal year 2006 remains based on U.S. GAAP, including the Consolidated Financial Statements prepared under U.S. GAAP to meet the legal requirements of the German Commercial Code (HGB) and the reporting requirements of the U.S. Securities and Exchange Commission (SEC) on Form 20-F. In addition, Siemens has prepared its first IFRS Consolidated Financial Statements as of and for the two years ended September 30, 2006. Our annual report on Form 20-F contains information that is not included in this report. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, September 30, 2006 represents the first IFRS reporting date. Therefore, Siemens’ opening IFRS balance sheet is as of October 1, 2004. The first IFRS Consolidated Financial Statements are presented as supplemental information. They serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007.
     The IFRS Consolidated Financial Statements have been prepared in accordance with IFRS and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the EU. Siemens has applied all standards and interpretations that were effective as of September 30, 2006. In addition, the Company early adopted certain other standards, amendments to standards and interpretations.
Statement of the Managing Board
     The Managing Board of Siemens AG is responsible for preparing the following supplemental Consolidated Financial Statements in accordance with IFRS.
     KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the Consolidated Financial Statements prepared in accordance with IFRS, and issued an unqualified opinion.

Dr. Klaus Kleinfeld	Joe Kaeser
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
of Siemens AG	of Siemens AG

Independent Auditors’ Report
The Supervisory Board of Siemens AG:
     We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2006 and 2005 and the related consolidated statements of income, income and expense recognized in equity and cash flows for the years then ended. These consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards, as adopted by the European Union.
     Our audits of Siemens AG’s consolidated financial statements were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages 7, 9 and 11 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the balance sheet, and the statements of income and cash flows of Operations, Financing and Real Estate, and Corporate Treasury. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Munich, Germany
December 18, 2006

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2006 and 2005
(in millions of €, per share amounts in €)

		Siemens
	Note	2006	2005
Revenue		76,253	65,137
Cost of goods sold and services rendered		(57,291)	(47,866)

Gross profit		18,962	17,271
Research and development expenses		(3,413)	(3,019)
Marketing, selling and general administrative expenses		(12,668)	(11,027)
Other operating income	5	647	565
Other operating expense	6	(265)	(426)
Income from investments accounted for using the equity method, net	7	522	536
Financial income, net	8	225	322

Income (loss) from continuing operations before income taxes		4,010	4,222
Income taxes(1)	9	(903)	(900)
Income (loss) from continuing operations		3,107	3,322
Income (loss) from discontinued operations, net of income taxes		228	(662)

Net income (loss)		3,335	2,660

Attributable to:
Minority interest		210	160
Shareholders of Siemens AG		3,125	2,500

Basic earnings per share	33
Income from continuing operations		3.27	3.50
Income (loss) from discontinued operations		0.24	(0.69)

Net income		3.51	2.81

Diluted earnings per share	33
Income from continuing operations		3.26	3.37
Income (loss) from discontinued operations		0.23	(0.66)

Net income		3.49	2.71

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY
For the fiscal years ended September 30, 2006 and 2005
(in millions of €)

	Siemens
	2006	2005
Net income	3,335	2,660
Currency translation differences	(349)	460
Available-for-sale financial assets	(354)	39
Derivative financial instruments	58	(144)
Actuarial gains and losses on pension plans and similar commitments	245	(995)
Revaluation effect related to step acquisitions	4	25

Total income and expense recognized directly in equity, net of tax (2) (3)	(396)	(615)

Total income and expense recognized in equity	2,939	2,045

Attributable to:
Minority interest	181	184
Shareholders of Siemens AG	2,758	1,861

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(50) and €9 in 2006 and 2005, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(29) and €24 in 2006 and 2005, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations,
reclassifications and				Financing and Real
Corporate Treasury		Operations		Estate
2006	2005	2006	2005	2006	2005
(1,489)	(1,312)	75,402	64,296	2,340	2,153
1,489	1,312	(56,768)	(47,383)	(2,012)	(1,795)

—	—	18,634	16,913	328	358
—	—	(3,413)	(3,019)	—	—
(6)	1	(12,316)	(10,740)	(346)	(288)
(77)	(86)	474	419	250	232
—	(1)	(221)	(393)	(44)	(32)
—	—	469	490	53	46
65	454	(20)	(266)	180	134

(18)	368	3,607	3,404	421	450
4	(78)	(812)	(726)	(95)	(96)
(14)	290	2,795	2,678	326	354
—	—	237	(666)	(9)	4

(14)	290	3,032	2,012	317	358

SIEMENS
CONSOLIDATED BALANCE SHEETS
As of September 30, 2006 and 2005
(in millions of €)

		Siemens
	Note	9/30/06	9/30/05
ASSETS
Current assets
Cash and cash equivalents		10,214	8,121
Available-for-sale financial assets	10	596	2,233
Trade and other receivables	11	15,148	17,129
Other current financial assets	12	2,370	3,058
Intragroup receivables		—	—
Inventories	13	12,790	12,812
Income tax receivables		458	432
Other current assets	14	1,274	1,472
Assets classified as held for disposal		7,164	245

Total current assets		50,014	45,502

Goodwill	15	9,689	8,821
Other intangible assets	16	3,385	3,317
Property, plant and equipment	17	12,072	12,012
Investments accounted for using the equity method		2,956	2,812
Other financial assets	18	5,042	5,227
Intragroup receivables		—	—
Deferred tax assets	9	3,860	3,493
Other assets		713	628

Total assets		87,731	81,812

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	21	2,175	3,995
Trade payables		8,443	10,168
Other current financial liabilities	19	1,035	1,829
Intragroup liabilities		—	—
Current provisions	23	3,859	4,076
Income tax payables		1,487	1,499
Other current liabilities	20	16,485	16,439
Liabilities associated with assets classified as held for disposal		5,385	289

Total current liabilities		38,869	38,295

Long-term debt	21	13,122	8,040
Pension plans and similar commitments	22	5,083	5,460
Deferred tax liabilities	9	102	213
Provisions	23	1,858	2,095
Other financial liabilities		248	463
Other liabilities	24	2,174	3,065
Intragroup liabilities		—	—

Total liabilities		61,456	57,631

Equity	25
Common stock, no par value(1)		2,673	2,673
Additional paid-in capital		5,662	5,167
Retained earnings		17,082	14,909
Other components of equity		156	772
Treasury shares, at cost(2)		—	(1)

Total equity attributable to shareholders of Siemens AG		25,573	23,520

Minority interest		702	661

Total equity		26,275	24,181

Total liabilities and equity		87,731	81,812

(1)	Authorized: 1,116,087,241 and 1,113,295,461 shares, respectively.
Issued: 891,087,241 and 891,085,461 shares, respectively.

(2)	415 and 9,004 shares, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations,
reclassifications and				Financing and Real
Corporate Treasury		Operations		Estate
9/30/06	9/30/05	9/30/06	9/30/05	9/30/06	9/30/05

9,072	6,603	1,109	1,471	33	47
416	—	160	2,216	20	17
—	(5)	10,885	12,764	4,263	4,370
145	645	1,314	1,542	911	871
(15,736)	(15,494)	15,680	15,363	56	131
(2)	(4)	12,735	12,744	57	72
2	1	445	420	11	11
48	56	1,122	1,320	104	96
(21)	—	7,180	245	5	—

(6,076)	(8,198)	50,630	48,085	5,460	5,615

—	—	9,557	8,690	132	131
—	—	3,368	3,302	17	15
—	—	8,310	8,217	3,762	3,795
—	—	2,738	2,625	218	187
215	24	1,232	1,769	3,595	3,434
(348)	(365)	348	358	—	7
222	97	3,532	3,281	106	115
194	73	507	541	12	14

(5,793)	(8,369)	80,222	76,868	13,302	13,313

1,433	3,045	530	564	212	386
28	(2)	8,140	9,961	275	209
508	1,038	483	748	44	43
(16,406)	(16,302)	9,886	9,318	6,520	6,984
—	2	3,770	4,024	89	50
2	24	1,468	1,454	17	21
227	146	15,974	16,003	284	290
(16)	—	5,401	289	—	—

(14,224)	(12,049)	45,652	42,361	7,441	7,983

11,946	6,535	744	984	432	521
—	—	5,081	5,460	2	—
(397)	(406)	95	202	404	417
—	1	1,761	2,015	97	79
19	23	177	289	52	151
41	61	2,054	2,928	79	76
(3,178)	(2,534)	434	351	2,744	2,183

(5,793)	(8,369)	55,998	54,590	11,251	11,410

—	—	24,224	22,278	2,051	1,903

(5,793)	(8,369)	80,222	76,868	13,302	13,313

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2006 and 2005
(in millions of €)

	Siemens
	2006	2005
Cash flows from operating activities
Net income (loss)	3,335	2,660
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	3,118	3,530
Income taxes	809	643
Interest (income) expense, net	(142)	(224)
(Gains) losses on sales and disposals of businesses and real estate, net	(113)	(200)
(Gains) on sales of investments, net(1)	(104)	(49)
(Gains) on sales and impairments of current available-for-sale financial assets, net	(466)	(239)
(Income) from investments(1)	(569)	(635)
Other non-cash (income) expenses	372	(39)
Change in current assets and liabilities
(Increase) decrease in inventories	(2,313)	(717)
(Increase) decrease in trade and other receivables	(1,027)	24
(Increase) decrease in other current assets	572	301
Increase (decrease) in trade payables	255	97
Increase (decrease) in current provisions	(34)	(369)
Increase (decrease) in other current liabilities	2,053	142
Supplemental contributions to pension trusts	—	(1,496)
Change in other assets and liabilities	41	279
Income taxes paid	(1,191)	(1,093)
Dividends received	378	343
Interest received	685	684

Net cash provided by (used in) operating activities — continuing and discontinued operations	5,659	3,642
Net cash provided by (used in) operating activities — continuing operations	5,652	3,960
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(4,052)	(3,624)
Acquisitions, net of cash acquired	(2,055)	(2,450)
Purchases of investments(1)	(389)	(652)
Purchases of current available-for-sale financial assets	(1,489)	(34)
(Increase) decrease in receivables from financing activities	(469)	(511)
Proceeds from sales of investments, intangibles and property, plant and equipment(1)	914	977
Proceeds from disposals of businesses	(260)	34
Proceeds from sales of current available-for-sale financial assets	3,104	356

Net cash provided by (used in) investing activities — continuing and discontinued operations	(4,696)	(5,904)
Net cash provided by (used in) investing activities — continuing operations	(4,679)	(5,649)
Cash flows from financing activities
Purchase of common stock	(421)	(219)
Proceeds from re-issuance of treasury stock	313	173
Proceeds from issuance of debt	6,701	—
Repayment of debt	(1,710)	(848)
Change in short-term debt	(1,762)	711
Interest paid	(596)	(441)
Dividends paid	(1,201)	(1,112)
Dividends paid to minority shareholders	(118)	(108)
Intragroup financing	—	—

Net cash provided by (used in) financing activities	1,206	(1,844)
Effect of exchange rates on cash and cash equivalents	(76)	37
Net increase (decrease) in cash and cash equivalents	2,093	(4,069)
Cash and cash equivalents at beginning of period	8,121	12,190

Cash and cash equivalents at end of period	10,214	8,121

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations,
reclassifications and				Financing and Real
Corporate Treasury		Operations		Estate
2006	2005	2006	2005	2006	2005

(14)	290	3,032	2,012	317	358

—	—	2,676	3,105	442	425
(3)	78	723	469	89	96
(409)	(308)	404	222	(137)	(138)
—	—	19	(87)	(132)	(113)
—	—	(91)	(49)	(13)	—
—	—	(466)	(239)	—	—
—	—	(463)	(531)	(106)	(104)
276	(149)	110	97	(14)	13

(2)	—	(2,321)	(709)	10	(8)
40	120	(1,115)	(118)	48	22
306	55	79	121	187	125
15	(1)	180	110	60	(12)
(2)	(17)	(60)	(321)	28	(31)
321	(200)	1,734	351	(2)	(9)
—	—	—	(1,496)	—	—
(53)	(59)	119	329	(25)	9
(94)	(75)	(957)	(901)	(140)	(117)
—	—	299	253	79	90
180	215	159	143	346	326

561	(51)	4,061	2,761	1,037	932
583	(39)	4,032	3,072	1,037	927

—	—	(3,284)	(2,951)	(768)	(673)
—	—	(2,052)	(2,369)	(3)	(81)
—	—	(369)	(631)	(20)	(21)
(1,409)	(12)	(72)	(8)	(8)	(14)
(70)	(53)	—	—	(399)	(458)
—	—	549	641	365	336
—	—	(260)	12	—	22
986	20	2,112	321	6	15

(493)	(45)	(3,376)	(4,985)	(827)	(874)
(493)	(45)	(3,359)	(4,730)	(827)	(874)

—	—	(421)	(219)	—	—
—	—	313	173	—	—
6,701	—	—	—	—	—
(1,600)	(596)	(49)	(231)	(61)	(21)
(1,244)	1,065	(419)	(270)	(99)	(84)
(388)	(302)	(141)	(76)	(67)	(63)
—	—	(1,201)	(1,112)	—	—
—	—	(118)	(108)	—	—
(1,046)	(4,722)	1,042	4,597	4	125

2,423	(4,555)	(994)	2,754	(223)	(43)
(22)	3	(53)	33	(1)	1
2,469	(4,648)	(362)	563	(14)	16
6,603	11,251	1,471	908	47	31

9,072	6,603	1,109	1,471	33	47

SIEMENS — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED CHANGES IN EQUITY
For the fiscal years ended September 30, 2006 and 2005
(in millions of €)

		Additional
	Common	paid-in	Retained
	stock	capital	earnings
Balance at October 1, 2004	2,673	5,121	14,491

Income and expense recognized in equity	—	—	1,530
Dividends	—	—	(1,112)
Issuance of common stock and share-based payment	—	60	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(14)	—
Other changes in equity	—	—	—

Balance at September 30, 2005	2,673	5,167	14,909

Income and expense recognized in equity	—	—	3,374
Dividends	—	—	(1,201)
Issuance of common stock and share-based payment	—	44	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(36)	—
Other changes in equity	—	487	—

Balance at September 30, 2006	2,673	5,662	17,082

Other components of equity
	Available-				Total equity
Currency	for-sale	Derivative		Treasury	attributable
translation	financial	financial		shares	to shareholders	Minority	Total
differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
(25)	411	55	441	—	22,726	530	23,256

436	39	(144)	331	—	1,861	184	2,045
—	—	—	—	—	(1,112)	(108)	(1,220)
—	—	—	—	—	60	—	60
—	—	—	—	(219)	(219)	—	(219)
—	—	—	—	218	204	—	204
—	—	—	—	—	—	55	55

411	450	(89)	772	(1)	23,520	661	24,181

(320)	(354)	58	(616)	—	2,758	181	2,939
—	—	—	—	—	(1,201)	(144)	(1,345)
—	—	—	—	—	44	—	44
—	—	—	—	(421)	(421)	—	(421)
—	—	—	—	422	386	—	386
—	—	—	—	—	487	4	491

91	96	(31)	156	—	25,573	702	26,275

SIEMENS — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2006 and 2005
(in millions of €)

	New orders				Intersegment
	(unaudited)		External revenue		revenue
	2006	2005	2006	2005	2006	2005
Operations Groups (5)
Siemens Business Services (SBS)	5,014	6,531	3,967	4,316	1,190	1,057
Automation and Drives (A&D)	14,108	10,674	11,341	9,073	1,507	1,293
Industrial Solutions and Services (I&S)	9,025	7,189	7,830	5,330	989	977
Siemens Building Technologies (SBT)	5,235	4,518	4,690	4,314	106	101
Power Generation (PG)	12,532	10,964	10,068	8,042	18	19
Power Transmission and Distribution (PTD)	8,028	5,283	6,032	3,933	477	317
Transportation Systems (TS)	6,173	4,599	4,429	4,146	64	40
Siemens VDO Automotive (SV)	10,014	9,787	10,003	9,591	14	19
Medical Solutions (Med)	9,334	8,641	8,164	7,577	63	49
Osram	4,563	4,300	4,487	4,222	76	78
Other Operations(6)	5,115	4,438	4,016	3,432	939	923

Total Operations Groups	89,141	76,924	75,027	63,976	5,443	4,873
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,334)	(5,021)	107	104	(5,175)	(4,657)
Other interest expense	—	—	—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	83,807	71,903	75,134	64,080	268	216

Financing and Real Estate Groups
Siemens Financial Services (SFS)	645	542	558	476	87	66
Siemens Real Estate (SRE)	1,705	1,621	561	581	1,144	1,040
Eliminations	(10)	(10)	—	—	(10)	(10)

Total Financing and Real Estate	2,340	2,153	1,119	1,057	1,221	1,096

Eliminations, reclassifications and Corporate Treasury	(1,445)	(1,270)	—	—	(1,489)	(1,312)

Siemens	84,702	72,786	76,253	65,137	—	—

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	The primary business components of Communications (Com) are reported as discontinued operations. Com no longer represents an operating segment and will be dissolved during fiscal 2007.

(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

						Net cash from						Amortization,
				Net capital		operating and				Capital		depreciation and
Total revenue		Group profit(1)		employed(2)		investing activities				spending(3)		impairments(4)
2006	2005	2006	2005	9/30/06	9/30/05	2006		2005		2006	2005	2006	2005

5,157	5,373	(751)	(701)	171	224	(679)		(263)		284	340	290	516
12,848	10,366	1,558	1,269	3,833	3,298	1,043		401		682	1,222	295	272
8,819	6,307	282	170	1,279	1,521	175		473		252	70	133	102
4,796	4,415	223	185	1,763	1,402	(115)		121		244	159	110	110
10,086	8,061	779	969	1,945	1,546	337		236		603	557	217	198
6,509	4,250	315	218	1,701	1,634	139		23		185	163	128	85
4,493	4,186	72	43	111	42	12		(551)		150	185	56	57
10,017	9,610	608	619	3,767	3,489	442		341		487	623	415	427
8,227	7,626	1,012	919	4,975	3,360	(391)		393		1,662	1,035	289	278
4,563	4,300	456	456	1,976	1,977	413		455		358	311	261	265
4,955	4,355	(35)	84	993	1,418	(128)		304		210	204	136	262

80,470	68,849	4,519	4,231	22,514	19,911	1,248		1,933		5,117	4,869	2,330	2,572

(5,068)	(4,553)	(569)	(650)	(6,516)	(4,793)	(575	)(7)	(3,591	)(7)	182	475	44	29
—	—	(343)	(177)	—	—	—		—		—	—	—	—
—	—	—	—	64,224	61,750	—		—		—	—	—	—

75,402	64,296	3,607	3,404	80,222	76,868	673		(1,658)		5,299	5,344	2,374	2,601

		Income before
		income taxes		Total assets

645	542	306	319	10,543	10,162	(219)		(344)		521	563	250	221
1,705	1,621	115	131	3,221	3,490	187		202		270	212	192	203
(10)	(10)	—	—	(462)	(339)	242	(7)	195	(7)	—	—	—	—

2,340	2,153	421	450	13,302	13,313	210		53		791	775	442	424

(1,489)	(1,312)	(18)	368	(5,793)	(8,369)	90	(7)	(84)	(7)	—	—	—	—

76,253	65,137	4,010	4,222	87,731	81,812	973		(1,689)		6,090	6,119	2,816	3,025

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1.  Basis of presentation
     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens) and have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). These are the Company’s first Consolidated Financial Statements under IFRS. The effects of the adoption of IFRS on the financial position, results of operations and cash flows of Siemens as presented herein are described below.
     Siemens has prepared and reported its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 34).
     Siemens’ primary financial reporting for fiscal 2006 continues to be based on United States Generally Accepted Accounting Principles (U.S. GAAP) and includes the Consolidated Financial Statements prepared under U.S. GAAP to meet the legal requirements of the German Commercial Code (HGB) and the reporting requirements of the U.S. Securities and Exchange Commission (SEC) on Form 20-F. Siemens has the option under the German law to defer the application of IFRS until fiscal 2008. However, as significant momentum is developing with respect to the adoption of IFRS, the Company decided to publish full IFRS information earlier than required. The accompanying IFRS Consolidated Financial Statements are presented as supplemental information. As a result, two sets of Consolidated Financial Statements are published for fiscal 2006. These IFRS Consolidated Financial Statements include a reconciliation of equity and net income from U.S. GAAP to IFRS for all balance sheet dates presented, as well as a reconciliation of equity as of October 1, 2004, when IFRS was adopted. The IFRS Consolidated Financial Statements presented herein will serve as a basis for Siemens’ IFRS reporting beginning with the first quarter of fiscal 2007.
     Siemens applied all standards and interpretations issued by the IASB that were effective as of September 30, 2006. In addition, the Company early adopted certain other standards, amendments to standards and interpretations, including the following standards which had a significant impact:
•	IAS 19 (Amendment), Actuarial Gains and Losses, Group Plans and Disclosures. This amendment provides for an additional option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. The actuarial gains and losses are presented in the Consolidated Statements of Income and Expense recognized in Equity and recorded in full in Retained earnings in the period when they arise. Once recorded in equity, these actuarial gains and losses will not be recycled into the Consolidated Statements of Income in future periods. The amendment is effective for fiscal years beginning on or after January 1, 2006.

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions. This amendment is effective for fiscal years beginning on or after January 1, 2006. It is relevant to the Company, as it allows the Company to continue using cash flow hedge accounting for intragroup transactions, which is also permitted under U.S. GAAP.

•	IFRS 7, Financial Instruments: Disclosures. This standard requires extensive disclosures about the significance of financial instruments for an entity’s financial position and results of operations, and qualitative and quantitative disclosures on the nature and extent of risks arising from financial instruments. It combines disclosure requirements from IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and adds new disclosure requirements. The standard is effective for reporting periods beginning on or after January 1, 2007. Siemens has decided to early adopt IFRS 7 in its 2006 financial statements and also presents comparative information for 2005 according to IFRS 7. IFRS 7 was also considered in determining the presentation of items on the face of the Consolidated Balance Sheets and the Consolidated Statements of Income.
     The Consolidated Financial Statements were authorised for issue by the Managing Board on December 18, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Financial statement presentation
     The presentation of the Company’s worldwide financial data is accompanied by a component model presentation breaking down Siemens’ financial position, results of operations and cash flows into three components (see below). These components contain the Company’s reportable segments (also referred to as Groups). Communications (Com) no longer represents an operating segment and will be dissolved in fiscal 2007 (for further information see Note 4 and Note 34).
•	Siemens—Represents the Consolidated Financial Statements of the Company.

•	Operations—Defined as Siemens’ ten operating Groups and certain operating activities not associated with these Groups, as well as centrally managed items including corporate headquarters, but excluding the activities of the Financing and Real Estate Groups and the Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate Groups are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—Captures separately the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes the Company’s Corporate Treasury activities.
     The Company’s presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting principles applied to these components are generally the same as those used for Siemens. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach which takes into consideration the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. Income taxes are allocated to Eliminations, reclassifications and Corporate Treasury, Operations and Financing and Real Estate by applying the effective tax rate of Siemens to the income before income taxes of each respective component. Deferred income tax assets and liabilities are allocated to these components based on available component specific information and applicable proportions of such amounts to total assets and liabilities of Siemens. The financial data presented for the Operations and Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under IFRS.
     The information disclosed in these Notes relates to Siemens unless otherwise stated.
Explanation of transition to IFRS
     The most significant change from U.S. GAAP was the adoption of the new option to recognize actuarial gains and losses in equity in the period in which they occur. Thus, actuarial gains and losses were recognized directly in equity as of the date of transition to IFRS as well as in all subsequent periods presented.
     Siemens applied IFRS 1, First-time Adoption of International Financial Reporting Standards in making the transition to IFRS, with October 1, 2004 as the date of transition to IFRS. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS Consolidated Financial Statements for the year ended September 30, 2006, be applied consistently and retrospectively for all fiscal years presented. However, this standard provides exemptions and exceptions to this general requirement in specific cases. Siemens applied the following exemptions:
a.  Business combinations
     Business combinations that occurred before October 1, 2004, were not restated retrospectively in accordance with IFRS 3, Business Combinations. Within the limits imposed by IFRS 1, the carrying amounts of assets acquired and liabilities assumed as part of past business combinations as well as the amounts of goodwill that arose from such transactions as they were determined under U.S. GAAP, are considered their deemed cost under IFRS at the date of transition.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
b.  Currency translation differences
     Cumulative translation differences as of October 1, 2004, arising from translation into euro of the financial statements of foreign operations whose functional currency is other than euro were reset to zero. Accordingly, the cumulative translation differences were included in Retained earnings in the IFRS opening balance sheet. In the case of subsequent disposal of an entity concerned, no amount of currency translation difference relating to the time prior to the transition date will be included in the determination of the gain or loss on disposal of such entity.
c.  Share-based payment
     As permitted under IFRS 1, IFRS 2, Share-based Payment has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity awards which were granted prior to November 7, 2002, as well as those equity awards granted prior to October 1, 2003, which vested before January 1, 2005. All such equity awards exempted from IFRS 2 continue to be accounted for under the intrinsic value approach as under U.S. GAAP.
Changes in presentation of the Consolidated Financial Statements
     The presentation of the Consolidated Financial Statements has been modified to comply with the requirements of IAS 1, Presentation of Financial Statements. Under IFRS, minority interests are presented within equity. As a result of applying the new option provided by IAS 19 to recognize actuarial gains and losses directly in equity, Consolidated Statements of Income and Expense recognized in Equity have been added.
Reconciliation of equity and net income from U.S. GAAP to IFRS
     The following reconciliation describes the effect of major differences between U.S. GAAP and IFRS on the equity as of September 30, 2006 and 2005 and in the opening balance sheet as of October 1, 2004, as well as on net income for fiscal years 2006 and 2005.

				Opening
				balance sheet
	Explanatory	September 30,		as of October
	note	2006	2005	1, 2004
Equity under U.S. GAAP		29,306	27,022	26,760
Change in presentation of minority interest	a	702	656	529

Equity under U.S. GAAP, including minority interest		30,008	27,678	27,289

Capitalization of development costs	b	251	230	217
Investments accounted for using the equity method	c	(141)	(164)	(182)
Sale and leaseback transactions	d	207	186	208
Financial instruments	e	252	(266)	(235)
Pensions and other post-employment benefits	f	(1,667)	(849)	(1,932)
Termination benefits	g	(532)	(305)	(347)
Provisions	h	(385)	(234)	(62)
Other		(191)	(69)	(36)
Deferred taxes	i	(1,527)	(2,026)	(1,664)

Total adjustments		(3,733)	(3,497)	(4,033)

Equity under IFRS		26,275	24,181	23,256

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	Explanatory	Year ended September 30,
	note	2006	2005
Net income under U.S. GAAP		3,033	2,248
Change in presentation of minority interest	a	213	158

Net income under U.S. GAAP, including minority interest		3,246	2,406

Capitalization of development costs	b	17	13
Investments accounted for using the equity method	c	32	15
Sale and leaseback transactions	d	21	(22)
Financial instruments	e	(294)	64
Pensions and other post-employment benefits	f	613	552
Termination benefits	g	(231)	42
Provisions	h	(148)	(173)
Other		(110)	(60)
Deferred taxes	i	189	(177)

Total adjustments		89	254

Net income under IFRS		3,335	2,660

a.  Change in presentation of minority interest
     Under IFRS, minority interest is reported as a separate item within equity. U.S. GAAP requires minority interest to be presented separately from equity. Consistent with the balance sheet presentation, under IFRS the minorities’ share of net income is presented as an allocation of net income, whereas, under U.S. GAAP, the minorities’ share is considered in determining net income.
b.  Capitalization of development costs
     Under IFRS, development costs are capitalized, if specified criteria are met, while they are expensed under U.S. GAAP, except for internally generated software. The additional capitalization of product development costs (less related amortization) under IFRS increased equity by €251, €230 and €217 as of September 30, 2006 and 2005, and October 1, 2004, respectively. The resulting increase in net income in 2006 and 2005 was €17 and €13, respectively.
c.  Investments accounted for using the equity method
     IFRS requires that the application of the equity method be based on financial information provided by the associated companies and joint ventures that is in compliance with IFRS. Due to resulting IFRS adjustments relating to investments accounted for using the equity method, equity decreased by €141, €164 and €182 as of September 30, 2006 and 2005, and October 1, 2004, respectively. Net income under IFRS increased by €32 and €15 in 2006 and 2005, respectively, as compared to U.S. GAAP.
d.  Sale and leaseback transactions
     U.S. GAAP and IFRS differ with respect to the accounting for a gain arising from a sale and leaseback transaction. If the leaseback is an operating lease, any gain on sale is deferred over the life of the lease under U.S. GAAP. Under IFRS, the gain is immediately recognized in net income if the sale was established at fair value. Adjustments made in this respect increased equity under IFRS by €207, €186 and €208 as of September 30, 2006 and 2005, and October 1, 2004, respectively. The effect on net income was an increase of €21 in fiscal 2006 and a decrease of €22 in fiscal 2005.
e.  Financial instruments
     Under U.S. GAAP, the conversion feature in debt instruments convertible into shares of the issuer are generally not separated (bifurcated) from the debt instrument and accounted for separately at fair value. Under IFRS, a compound financial instrument with terms and conditions that grant the issuer the right to settle the option in cash upon conversion is divided into separate liability components at inception.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The conversion right component is considered a derivative instrument and measured at fair value through profit or loss. The residual liability component representing the debt obligation is measured at fair value at inception and is subsequently measured at amortized cost using the effective interest method. In the third quarter of fiscal 2006, Siemens decided to waive the cash settlement option of the convertible bond and reclassified the conversion right component, which is deemed to be an equity component, to Additional paid-in capital. As of September 30, 2006, equity increased by €230 mainly due to this reclassification of the conversion right component. As of September 30, 2005, and October 1, 2004, the bifurcated conversion right component reduced equity by €375 and €350, respectively, due to the consideration of the conversion right as a derivative instrument and its re-measurement to fair value as well as the accretion of the debt component. Net income decreased by €198 and €25 in fiscal 2006 and 2005, respectively, due to the fair value re-measurement of the conversion right and additional interest expense.
     Moreover, the ,,short-cut-method“ that may be applied under U.S. GAAP to hedge interest rate risk, if certain conditions are met, is not allowed under IFRS. As the requirements for the application of hedge accounting under IFRS are more restrictive, hedge accounting related to interest rate risk for certain fixed-rate debt obligations was discontinued. IFRS 1 requires that the corresponding basis adjustments recognized under U.S. GAAP as of September 30, 2004 be carried forward to the IFRS opening balance and deferred over the remaining life of the related instrument. The termination of hedge accounting resulted in a decrease in equity as of September 30, 2006 of €7 and an increase in equity as of September 30, 2005, of €89. The effect on net income was a decrease of €96 in fiscal 2006 and an increase of €89 in fiscal 2005.
     Under U.S. GAAP, equity instruments for which there is no readily determinable market value are recorded at cost. Under IFRS, all equity instruments, including non-exchange traded equity investments are measured at fair value, if reliably measurable, with unrealized gains and losses included in Other components of equity, net of applicable deferred income taxes. Investments for which a fair value is not reliably measurable are recorded at cost. The adjustments increased equity as of September 30, 2006 and 2005, and October 1, 2004, by €29, €20 and €115, respectively. The adjustment of €115 relates primarily to fair value adjustments on shares in Juniper Networks, Inc. (Juniper), which under U.S. GAAP were measured at cost because they were subject to sales restrictions until September 30, 2004.
f.  Pensions and other post-employment benefits
     Under IFRS, actuarial gains and losses resulting from changes in actuarial assumptions used to measure pension plan obligations are recognized directly in equity in the period in which they occur based on the new alternative introduced by IAS 19 (amended), which Siemens decided to apply in connection with the early adoption of this amended standard. As of October 1, 2004 (the date of transition to IFRS), all actuarial gains and losses and vested past service cost previously unrecognized under U.S. GAAP were recorded in Retained earnings. Under U.S. GAAP, unrecognized actuarial gains and losses exceeding the “corridor” continue to be amortized over the average remaining service period of active plan participants. Likewise, unrecognized vested past service cost continues to be amortized over the average remaining service period of active plan participants. As the effect of actuarial gains and losses do not impact the income statement under IFRS, increased net income resulted under IFRS of €602 and €549 in 2006 and 2005, respectively, as compared to U.S. GAAP for which amortization of net unrecognized actuarial losses existed.
     U.S. GAAP defines an accumulated benefit obligation (ABO) that, in contrast to the projected benefit obligation, does not include assumptions about future compensation increases. If the ABO exceeds the fair value of plan assets, a liability at least equal to such difference – referred to as the minimum liability – is recorded on the balance sheet. The difference between the amount recorded on the balance sheet and the minimum liability –referred to as the additional minimum liability (AML) – is recognized either as an intangible pension asset, to the extent that past service cost exists, or within Accumulated Other Comprehensive Income (AOCI) (similar to Other components of equity under IFRS). As the AML recorded by the Company under U.S. GAAP represents a significant portion of the total unrecognized actuarial losses existing at each balance sheet date presented, the reduction in equity compared to U.S. GAAP resulting from pensions was significantly less than the amount of such unrecognized actuarial losses.
     The overall impact associated with these changes was an increase in the unfunded liabilities for pension plans and similar commitments and a decrease in equity of €1,588, €749 and €1,877 as of September 30, 2006 and 2005, and as of October 1, 2004, respectively. Besides pensions, differences in the accounting for other long-term post employment benefits affected equity and net income. Other long-term post-employment benefits are employee benefits that are paid regardless of the reason for the employee’s departure. Differences between the aforementioned amounts and the amounts provided in the tables above resulted primarily from such benefits.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
g.  Termination benefits
     A significant portion of the adjustments resulting from termination benefits relates to the partial retirement program available to Siemens’ employees in Germany. The majority of participants opted for a partial retirement arrangement that is typically composed of a full-time service period and an inactive period, where the employee receives 50% of the salary for each year during the entire partial retirement period. In addition, participants receive an annual bonus and a severance payment at the end of the inactive period. While under U.S. GAAP both the annual bonus to be paid in the inactive period and the severance payment are recognized as expense on a pro rata basis over the service period, IFRS requires that these benefit elements of the partial retirement arrangement are recognized in full as expense immediately when a partial retirement agreement is established. Adjustments to partial retirement obligations reduced equity under IFRS by €213, €296 and €369 as of September 30, 2006 and 2005, and October 1, 2004, respectively, whereas net income increased by €82 and €73 in 2006 and 2005, respectively.
     Another difference between U.S. GAAP and IFRS arises from voluntary termination agreements. Under U.S. GAAP, a liability is recognized only when a voluntary termination agreement has been signed by both the employer and the employee. By contrast, under IFRS, a liability is recognized when the employer has irrevocably committed itself to grant a termination benefit. Such agreements resulted in lower equity under IFRS than under U.S. GAAP by €319, €8 and €5 as of September 30, 2006 and 2005, and October 1, 2004, respectively. Net income decreased by €313 and €3 for the years ended September, 30, 2006 and 2005, respectively.
h.  Provisions
     Under IFRS, provisions generally must be discounted and recognized at present value at each balance sheet date, i.e. the discount rate should be adjusted at each reporting date to reflect current market conditions. In contrast, under U.S. GAAP, discounting of provisions is limited to specific cases, such as to asset retirement obligations, whereby U.S. GAAP requires such obligations be discounted only using the discount rate determined when the provision is initially recognized. With respect to asset retirement obligations, applicable interest rates were therefore different for IFRS compared to U.S. GAAP. Due to a lower discount rate under IFRS, the present values to be recognized under IFRS increased with a negative effect on equity of €85 as of October 1, 2004. A continuing decline in the discount rate in fiscal 2005 led to a significant increase in the present value with a corresponding decrease in equity of €219 as of September 30, 2005 and in net income of €134 in 2005. As of September 30, 2006 equity under IFRS was €157 lower than under U.S. GAAP, whereas net income was €62 higher due to an increase in the discount rate in fiscal 2006 as compared to 2005.
     This reconciling item contains various other differences with respect to recognition and measurement of provisions, such as provisions for vacant property and contingent liabilities with a range of possible outcomes where each point in that range is as likely as any other.
i.  Deferred taxes
     The adjustments as described above resulted in additional differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their tax basis. Deferred taxes were recognized on temporary differences, with differences in pension accounting between U.S. GAAP and IFRS having the most significant impact.
     This reconciling item also includes tax effects resulting from differences in accounting for income taxes between U.S. GAAP and IFRS. For the Company, such effects mainly result from calculating deferred taxes on elimination of intragroup profits. According to IFRS, deferred taxes on intragroup profit elimination are calculated with reference to the tax rate of the acquiring company whereas, under U.S. GAAP, the tax rate in the seller’s or manufacturer’s jurisdiction is used.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Assets held for disposal and discontinued operations
     According to IFRS, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale. Under U.S. GAAP, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if the operations and cash flows have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
     The results and financial position of the carrier-related business and the enterprise networks business have been presented as discontinued operations under IFRS. These businesses are not presented as discontinued operations under U.S. GAAP due to Siemens’ anticipated continuing involvement in the carrier-related business and the enterprise networks business and therefore have been presented as continuing activities in Siemens’ Consolidated Financial Statements under U.S. GAAP.
Impact on the Consolidated Statements of Cash Flow
     The adjustments made to the Consolidated Statements of Cash Flow only change the allocation of cash flows between operating, investing and financing activities and had no impact on the net change in cash and cash equivalents.
     As described above in b., under IFRS, certain development costs are capitalized as intangible assets in addition to those already capitalized under U.S. GAAP. The corresponding cash outflows are presented within cash flows from investing activities as additions to intangible assets. Therefore, Net cash provided by (used in) investing activities as of September 30, 2006 and 2005, respectively, decreased by €82 and €80 under IFRS compared to U.S. GAAP with a corresponding increase in Net cash provided by (used in) operating activities.
     Under IFRS, the Company has elected to present cash outflows for interest paid within Net cash provided by (used in) financing activities. This decreased Net cash provided by (used in) financing activities by €596 and €441 in 2006 and 2005, respectively, with a corresponding increase in Net cash provided by (used in) operating activities, where interest paid was included under U.S. GAAP.
2.  Summary of significant accounting policies
     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE ´s) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.
     Business combinations—All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.
     Foreign currency translation—The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate		Annual average rate
		1 € quoted into		1 € quoted into
		currencies specified		currencies specified
		below		below
		September 30,		Fiscal year
Currency	ISO Code	2006	2005	2006	2005
U.S. Dollar	USD	1.266	1.204	1.230	1.273
British pound	GBP	0.678	0.682	0.685	0.688
     Revenue recognition—Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectibility is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Interest income from finance leases is recognized using the effective interest method.
     Sales of goods and services sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Objective and reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.
     Product-related expenses and contract losses—Provisions for estimated costs related to product warranties are recorded in Cost of goods sold and services rendered at the time the related sale is recognized, and are established on an individual basis, except for consumer products. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected contract losses are recognized in the period when the current estimate of total contract costs exceeds contract revenue.
     Research and development costs—Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.
     Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably; the product or process is technically and commercially feasible; future economic benefits are probable; and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included in Other intangible assets as other internally generated intangible assets (see Note 16). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Earnings per share—Basic earnings per share is computed by dividing income from continuing operations and net income, both attributable to ordinary shareholders of Siemens AG by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive securities, stock options and stock awards.
     Goodwill—Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.
     The goodwill impairment test is based on cash-generating units, which at Siemens are its divisions. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the division or divisions that are expected to benefit from the synergies of the business combination in which the goodwill arose. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division must be reduced accordingly. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit to which the goodwill is allocated. See Note 15 for further information.
     Other intangible assets—Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. See Note 16 for further information.
     Property, plant and equipment—Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years
     Impairment of property, plant and equipment and other intangible assets with finite useful lives—The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their recoverable amount. If the fair value cannot be determined, the assets’ value in use is applied as their recoverable amount. The assets’ value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens would consider the need to reverse all or a portion of the impairment.
     The Company’s property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Discontinued operations—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.
     Income taxes—The Company applies IAS 12, Income Taxes. Under the asset and liability method of IAS 12, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.
     Inventories—Inventory is valued at the lower of acquisition or production cost or net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
     Provisions—A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.
     Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value.
     Financial instruments are recognized on the balance sheet when Siemens becomes a party to the contractual obligations of the instrument. For regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, the trade date is applied.
     Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Subsequently, financial assets and liabilities are measured according to the category — cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading — to which they are assigned.
     Cash and cash equivalents—The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.
     Available-for-sale financial assets— Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in Other components of equity, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. An impairment loss may be reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.
     Loans and receivables—Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment.
     Financial liabilities—Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.
     Derivative financial instruments—Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in Other components of equity, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.
     Fair value hedges—The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.
     For hedged items carried at amortized cost, the adjustment is amortized such that it is fully amortized by maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.
     Cash flow hedges—The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in Other components of equity, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.
     See Note 29, Derivative financial instruments and hedging activities for further information.
     Share-based payment—IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are remeasured at fair value on each reporting date until the award is settled. Siemens uses a Black-Scholes option pricing model to determine the fair value of its share-based payment plans. See Note 31 for further information on share-based payment transactions.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
3.  Management estimates and judgments
     Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.
     Revenue recognition on construction contracts—The Groups, particularly PG, TS, I&S, PTD and SBT, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Groups continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews in support of the Company’s Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.
     Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, management also considers country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.
     Goodwill—Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The Company uses discounted cash flow based methods. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
     Pension plans and similar commitments—Pension benefit costs and benefits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. For all pension plans, asset values are based upon the fair value of plan assets at the balance sheet date. This value is the basis for the determination of the return on plan assets. Other post-employment benefit costs and benefits are determined in accordance with actuarial valuations, which rely on key assumptions including applicable discount rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for pension and other post-employment benefit costs and benefits are based in part on current market conditions. Pension and related other post-employment benefit costs or benefits could change due to variations in these underlying key assumptions. For a discussion of the current funding status and the impact of these critical assumptions, see Note 22.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Provisions—Significant estimates are involved in the determination of provisions related to contract losses, warranty costs and legal proceedings. A significant portion of the business of certain of the operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.
4.  Acquisitions, dispositions and discontinued operations
a)  Acquisitions
     During the years ended September 30, 2006 and 2005, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.
     In fiscal 2006, Siemens signed an agreement to acquire the diagnostics division of Bayer Aktiengesellschaft, Germany for an expected purchase price of approximately €4.2 billion. The acquisition will enable Medical Solutions (Med) to expand its position in the growing molecular diagnostics market. The transaction, which has already received European Union and U.S. regulatory approval, is expected to close in the first half of fiscal 2007.
     aa) Acquisitions in fiscal 2006
     In the fourth quarter of fiscal 2006, Siemens completed the acquisition of the immunodiagnostics provider Diagnostic Products Corporation, USA (DPC). The acquisition, which is integrated into Med, will enable Siemens to expand its existing healthcare solutions portfolio. Preliminary acquisition costs amount to €1,414 (including €94 cash acquired). DPC, now wholly owned by Siemens, was consolidated as of August 2006. The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €260 was allocated to intangible assets subject to amortization and approximately €750 to goodwill.
     In fiscal 2006, the Company acquired a number of other entities, which are not significant individually, including the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial markets, both at Power Generation (PG), Electrium Limited, UK, a vendor of electrical installation systems at Automation and Drives (A&D) and Bewator, Sweden, a supplier of products and systems for access control solutions at Siemens Building Technologies (SBT). The combined preliminary purchase price of these acquisitions amounts to €393.
     ab) Acquisitions in fiscal 2005
     In May 2005, the Company acquired CTI Molecular Imaging, Inc. (CTI), USA. The primary reason for the acquisition was to strengthen the Company’s commitment to molecular imaging development. Siemens previously owned a 49% interest in a joint venture consolidated by CTI before the acquisition of which Siemens was the primary customer. CTI was integrated into Med and consolidated as of May 2005, when it became a wholly owned subsidiary. The acquisition costs amount to €809 (including €60 in cash acquired). Based on the final purchase price allocation, €157 was allocated to intangible assets subject to amortization and €556 to goodwill. Of the €157 intangible assets, €99 was allocated to technology and €44 to customer relationships. Technology and customer relationships are amortized on a straight-line basis over weighted-average useful lives of 9 years.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In fiscal 2005, the Company acquired, in several steps, the Austrian engineering group VA Technologie AG (VA Tech) for acquisition costs of €1,049 (including €535 cash acquired). The VA Tech business was consolidated as of July 15, 2005, when it became a wholly owned subsidiary of Siemens. VA Tech’s metallurgy, power transmission and distribution, and infrastructure activities were mainly integrated into I&S and PTD to support their global market targets. Smaller portions were integrated into other business activities. In order to comply with a European antitrust ruling, the Company sold the majority of the VA Tech power generation business, including the hydropower activities, to Andritz AG of Austria, in May 2006. No gain or loss was recorded in connection with the sale of this business. The difference between the consideration received upon the sale and the book value of the business resulted in an increase in goodwill. Based on the final purchase price allocation for the VA Tech acquisition, approximately €142 was allocated to intangible assets subject to amortization and €1,054 to goodwill. Of the €142 intangible assets, €55 was allocated to order backlog and €26 to technology. Order backlog and technology are amortized on a straight-line basis over weighted-average useful lives of four and seven years, respectively.
     In July 2005, the Company completed the acquisition of all shares of Flender Holding GmbH, Germany (Flender), a supplier of mechanical and electrical drive equipment, focusing on gear technology. The primary reason for the acquisition was to enable the Company to offer a full drive train (motor, inverter, gear) to customers. The business is being integrated into A&D and was consolidated as of July 2005. The acquisition costs amount to €702. Based on the final purchase price allocation, €409 was allocated to intangible assets subject to amortization and €428 was recorded as goodwill. Of the €409 intangible assets, €264 was allocated to customer relationships and €101 to technology. Customer relationships and technology are amortized over weighted-average amortization periods of 12 years and 10 years, respectively.
     In fiscal 2005, the Company acquired Bonus Energy A/S, Denmark, a supplier of wind energy systems and substantially all of the assets of Robicon Corporation, USA, a manufacturer of medium voltage drives and power controls. The combined purchase price of the two acquisitions amounts to €476.
     The Company made certain other acquisitions during the years ended September 30, 2006 and 2005, which did not have a significant effect on the Consolidated Financial Statements.
b)  Dispositions
     At the beginning of April 2006, Siemens Business Services (SBS) closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.
     In the fourth quarter of fiscal 2005, Siemens announced the carve out of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A), into separate entities (Dematic business). The Dematic business has been reported in Other Operations for all periods presented. In June 2006, Siemens signed an agreement to divest a significant portion of its Dematic business to Triton Managers II Limited based in Jersey. Closing of the transaction occurred on August 31, 2006. The disposal loss on the transaction amounted to €39 and is reported in Other operating expense.
c)  Discontinued operations
     In June 2006, Siemens and Nokia Corporation (Nokia), Finland announced an agreement to contribute the carrier-related operations of Siemens and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. Siemens expects to account for its investment in NSN using the equity method. The transaction is expected to close in the first half of fiscal 2007 and is subject to customary regulatory approvals (European Union approval having been received on November 13, 2006), the completion of closing conditions, and agreement on a number of detailed implementation steps. Siemens expects to realize a gain on this transaction.
     The Company also plans to dispose of its enterprise networks business in fiscal 2007. Both the enterprise networks business and the carrier-related operations are still included in the former operating Group, Com, which no longer represents an operating segment as of September 30, 2006. The Mobile Devices (MD) business was also included in Com prior to its sale, as described below. The remaining business activities of Com that are not held for disposal are currently presented in Other Operations. Except for these businesses, the historical results of Com are presented as discontinued operations in the Company’s Consolidated Statements of Income for the years ended September 30, 2006 and 2005.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In fiscal 2005, Siemens signed an agreement to sell its MD business to BenQ Corporation (BenQ) based in Taiwan (the Agreement). The Agreement also provided for the sale of MD’s operation included in Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China (SSMC), subject to the consent of the Company’s minority shareholders which was obtained in July 2005. The MD transaction, excluding SSMC and activities in certain countries (Deferred Countries), was completed on September 30, 2005. In fiscal 2005, the losses directly attributable to BenQ amounted to €411. The net result of discontinued operations in fiscal 2005 includes additional exit related charges of €131 resulting in a total loss recognized on the sale of MD (excluding SSMC) of €542. As part of the Agreement, Siemens purchased €50 in Global Depositary Receipts (GDR ´s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ (see Note 10). All of the MD activities for which the transaction was not completed as of September 30, 2005, including the MD operations of Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China, were sold in fiscal 2006. No additional direct gain or loss on the transaction was realized in fiscal 2006. Discontinued operations in fiscal 2006 includes charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.
     The assets and liabilities of the above transactions were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell.
     The following amounts of the major classes of assets and liabilities classified as held for disposal as of September 30, 2006 relate to the carrier networks business and the enterprise networks business, and as of September 30, 2005 relate to the MD business:

	September 30,
	2006	2005
Trade and other receivables	2,706	89
Inventories	2,135	104
Goodwill	369	—
Property, plant and equipment	645	43
Other assets	1,309	9

Assets classified as held for disposal	7,164	245

Trade payables	2,077	228
Current provisions	576	45
Pension plans and similar commitments	381	1
Non-current provisions	121	—
Payroll and social security taxes	450	—
Other liabilities	1,780	15

Liabilities associated with assets classified as held for disposal	5,385	289

     The net results of discontinued operations presented in the Consolidated Statements of Income consist of the following components:

	Year ended
	September 30,
	2006	2005
Revenue	13,428	15,440
Costs and expenses	(13,294)	(15,948)
Loss on disposal of discontinued operations	—	(411)

Income (loss) from discontinued operations before income taxes	134	(919)

Income taxes	94	257

Income (loss) from discontinued operations, net of income taxes	228	(662)

     The net income tax benefit for fiscal 2006 related to discontinued operations consists of deferred tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.
     Within Net cash provided by (used in) financing activities dividends paid to minority shareholders include €31 and €37, respectively, relating to discontinued operations for the fiscal years ended September 30, 2006 and 2005.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
5.  Other operating income

	Year ended
	September 30,
	2006	2005
Gains on sales of real estate	208	154
Gains on disposals of businesses	54	91
Other	385	320

	647	565

     Other in fiscal 2006, includes a gain of €70 related to the settlement of an arbitration proceeding.
6.  Other operating expense

	Year ended
	September 30,
	2006	2005
Impairment of goodwill	—	(262)
Losses on sales of real estate	(40)	(27)
Losses on disposals of businesses	(109)	(70)
Other	(116)	(67)

	(265)	(426)

     Impairment of goodwill of €262 in fiscal 2005 relates to SBS cash-generating unit Operation-Related Services.
     Losses on disposals of businesses in fiscal 2006 includes a pre-tax loss of €39 from the Company’s sale of its Dematic business (see Note 4).
7.  Income from investments accounted for using the equity method, net

	Year ended
	September 30,
	2006	2005
Share of profit, net	470	516
Gains on sales, net	57	34
Impairment	(5)	(14)

	522	536

8.  Financial income, net

	Year ended
	September 30,
	2006	2005
Interest income, net	142	204
Income from pension plans and similar commitments, net	213	87
Income from available-for-sale financial assets, net	163	106
Other financial income, net	(293)	(75)

	225	322

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The total amounts of interest income and expense were as follows:

	Year ended
	September 30,
	2006	2005
Interest income	698	643
Interest expense	(556)	(439)

Interest income, net	142	204

Thereof: Interest income (expense) of Operations, net	(61)	(64)
Thereof: Other interest income, net	203	268
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     The components of Income from pension plans and similar commitments, net were as follows:

	Year ended
	September 30,
	2006	2005
Expected return on plan assets	1,396	1,263
Interest cost	(1,183)	(1,176)

Income from pension plans and similar commitments, net	213	87

     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
     The components of Income from available-for-sale financial assets, net were as follows:

	Year ended
	September 30,
	2006	2005
Dividends received	89	116
Impairment	(101)	(75)
Gains on sales, net	177	51
Other	(2)	14

Income from available-for-sale financial assets, net	163	106

     In fiscal 2006, Gains on sales, net includes gains of €15 and €33, respectively, on the sales of the Company’s remaining interests in Epcos AG (Epcos) and Infineon Technologies AG (Infineon) and a pre-tax gain of €84 related to the sale of the Company’s interest in SMS Demag AG.
     In fiscal 2006 and 2005, impairments of €20 and €4, respectively, relate to current available-for-sale financial assets traded in an active market.
     Other financial income, net mainly includes the interest component from measurement of provisions amounting to €29 and €(177) in fiscal 2006 and 2005, respectively. In fiscal 2006 and 2005, a result of €(143) and €29, respectively, from the valuation of the conversion right of the convertible notes was included in Other financial income, net.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
9.  Income taxes
     Income from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended
	September 30,
	2006	2005
Germany	1,275	1,543
Foreign	2,735	2,679

	4,010	4,222

     Income tax expense (benefit) consists of the following:

	Year ended
	September 30,
	2006	2005
Current:
German corporation and trade taxes	296	140
Foreign income taxes	834	548

	1,130	688

Deferred:
Germany	(200)	268
Foreign	(27)	(56)

	(227)	212

Income tax expense	903	900

     The current tax expense includes adjustments recognized for current tax of prior periods in the amount of €141 and €59 in fiscal 2006 and 2005, respectively.
     Of the deferred tax benefit in fiscal 2006 and the deferred tax expense in fiscal 2005, €(145) and €55, respectively, relate to the origination and reversal of temporary differences.
     For fiscal years ended September 30, 2006 and 2005, the Company was subject to German federal corporation tax at a base rate of 25% plus solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rate for the year ended September 30, 2006 and 2005 consists of the federal corporate tax rate, including solidarity surcharge, of 26.4%, and trade tax net of federal benefit of 12.6%, for a combined rate of 39%.
     Income tax expense differs from the amounts computed by applying statutory German income tax rates (39% for fiscal years ended September 30, 2006 and 2005) as follows:

	Year ended
	September 30,
	2006	2005
Expected income tax expense	1,564	1,647
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	182	173
Goodwill	(21)	(155)
Tax-free income	(167)	(176)
Tax-free gains from sales of businesses	(295)	(122)
Taxes for prior years	(120)	(57)
Change in judgment of realizability of deferred tax assets	109	(12)
Foreign tax rate differential	(155)	(226)
Tax effect of investments accounted for using the equity method	(187)	(212)
Other	(7)	40

Actual income tax expense	903	900

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,
	2006	2005
Assets:
Financial assets	618	578
Other intangible assets	73	153
Property, plant and equipment	373	295
Inventories	529	711
Receivables	624	365
Pension plans and similar commitments	1,825	2,201
Provisions	1,639	1,700
Liabilities	1,062	1,800
Tax loss and credit carryforwards	2,061	1,826
Other	901	371

Deferred tax assets	9,705	10,000

Liabilities:
Other intangible assets	477	603
Property, plant and equipment	860	770
Inventories	1,749	1,750
Receivables	1,346	1,951
Provisions	526	435
Liabilities	403	143
Other	586	1,068

Deferred tax liabilities	5,947	6,720

Total deferred tax assets, net	3,758	3,280

     In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.
     As of September 30, 2006, the Company had €6,455 of gross tax loss carryforwards. Of the total, €5,694 tax loss carryforwards have unlimited carryforward periods and €761 expire over the periods to 2023. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.
     Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	September 30,
	2006	2005
Deductible temporary differences	982	377
Tax loss carryforwards	1,135	1,837

	2,117	2,214

     The amount of unrecognized deductible temporary differences as of September 30, 2006, includes an amount of €638 which is related to deductible temporary differences for German trade tax purposes. The corresponding tax effect amounts to €82.
     As of September 30, 2006 and 2005, €323 and €324, respectively, of the unrecognized tax loss carryforwards expire over the periods to 2023.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The movement in unrecognized tax loss carryforwards in the current year is primarily due to the recognition of tax loss carryforwards related to the initial accounting for business combinations.
     The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal year 2006, income taxes on cumulative earnings of € 7,595 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.
     Including the items charged or credited directly to equity and the benefit from discontinued operations, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,
	2006	2005
Continuing operations	903	900
Discontinued operations	(94)	(257)
Income and expense recognized directly in equity	(294)	(577)
Other changes in equity*	316	—

	831	66

*	Tax effect on reclassification of conversion right (see Notes 21 and 25).
10. Available-for-sale financial assets
     The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2006
			Unrealized
	Cost	Fair Value	Gain	Loss
Equity instruments	64	81	17	—
Debt instruments	498	492	—	6
Fund shares	23	23	—	—

	585	596	17	6

	September 30, 2005
			Unrealized
	Cost	Fair Value	Gain	Loss
Equity instruments	1,752	2,139	388	1
Debt instruments	79	80	1	—
Fund shares	14	14	—	—

	1,845	2,233	389	1

     Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2006 and 2005 were €2,701 and €356, respectively. Gross realized gains on sales of such available-for-sale financial assets for the years ended September 30, 2006 and 2005 were €409 and €243, respectively. Gross realized losses on sales of such available-for-sale financial assets for the years ended September 30, 2006 and 2005 were €7 and €—, respectively.
     In April 2006, the Company completed the sale of its remaining interest in Infineon, representing 136.3 million shares, for net proceeds of €1,127. The transaction resulted in a gain of €33 (see Note 8). In connection with the sale, €50 was reclassified from Other components of equity, net of income tax to net income. As a result of the transaction, the Company no longer owns any shares of Infineon. As of September 30, 2005, the Company had an 18.2% ownership interest in Infineon.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In March 2006, the Company sold its remaining interest in Epcos, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 (see Note 8).
     In fiscal 2006, the Company made total investments of €1,409 in debt instruments. Net proceeds from the sale of debt instruments in fiscal 2006 totaled €986.
     As part of the MD transaction, Siemens purchased €50 in Global Depositary Receipts (GDR’s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ. The GDR ´s were impaired by €20 as of September 30, 2006. The related impairment charge is included in Financial income, net.
     In November 2005, the Company’s former operating Group, Com, sold its remaining interest in Juniper, representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356, included in Income (loss) from discontinued operations, net of income taxes. Fiscal 2005 includes the sale of 13 million shares of Juniper for net proceeds of €263 resulting in a pre-tax gain of €208, reported in Income (loss) from discontinued operations, net of income taxes.
     Available-for-sale financial assets classified as non-current are included in Other financial assets (see Note 18).
11. Trade and other receivables

	September 30,
	2006	2005
Trade receivables from the sale of goods and services	13,620	15,475
Receivables from finance leases	1,482	1,488
Receivables from associated and related companies	46	166

	15,148	17,129

     Related companies are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.
     The valuation allowance on the Company’s current and long-term receivables (see Notes 12 and 18) changed as follows:

	Year ended September 30,
	2006	2005
Valuation allowance as of beginning of fiscal year	1,199	1,127
Increase (decrease) in valuation allowances recorded in the income statement in the current period	167	201
Write-offs charged against the allowance	(263)	(185)
Recoveries of amounts previously written-off	40	34
Foreign exchange translation differences	(22)	22
Reclassification to assets held for disposal	(165)	—

Valuation allowance as of fiscal year-end	956	1,199

     Receivables from finance leases are presented in the balance sheet as follows:

	September 30,
	2006	2005
Receivables from finance leases, current	1,482	1,488
Receivables from finance leases, long-term portion	2,969	2,899

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Minimum future lease payments to be received are as follows:

September 30,
2006
2007	1,679
2008	1,288
2009	860
2010	540
2011	310
Thereafter	284

Minimum future lease payments	4,961

     The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

	September 30,
	2006	2005
Minimum future lease payments	4,961	4,816
Plus: Unguaranteed residual values	211	355

Gross investment in leases	5,172	5,171

Less: Unearned finance income	(605)	(645)
Less: Allowance for doubtful accounts	(116)	(139)

Net investment in leases	4,451	4,387

Less: Present value of unguaranteed residual value	(152)	(253)

Present value of minimum lease payments receivable	4,299	4,134

     The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

	September 30,
	2006	2005
Gross investment in leases	5,172	5,171
Within 1 year	1,716	1,720
1 to 5 years	3,147	3,150
Thereafter	309	301
Present value of minimum lease payments receivable	4,299	4,134
Within 1 year	1,408	1,464
1 to 5 years	2,661	2,476
Thereafter	230	194
     Investments in finance leases relate primarily to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.
     See Note 4 for further information on Trade and other receivables reclassified to Assets classified as held for disposal.
12. Other current financial assets

	September 30,
	2006	2005
Derivative financial instruments	424	784
Loans receivable	472	535
Receivables from associated and related companies	239	258
Other	1,235	1,481

	2,370	3,058

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
13. Inventories

	September 30,
	2006	2005
Raw materials and supplies	2,609	2,452
Work in process	2,975	2,724
Costs and earnings in excess of billings on uncompleted contracts	7,085	7,242
Finished goods and products held for resale	2,544	2,696
Advances to suppliers	667	558

	15,880	15,672
Advance payments received	(3,090)	(2,860)

	12,790	12,812

     Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in Other current liabilities.
     The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2006 and 2005 amounted to €37,518 and €31,756, respectively. Advance payments received on construction contracts in progress were €5,421 and €4,294 as of September 30, 2006 and 2005. Revenue from construction contracts amounted to €19,239 and €15,662, respectively for fiscal 2006 and 2005. Information concerning construction contracts does not include disposal groups.
     See Note 4 for further information on Inventories reclassified to Assets classified as held for disposal.
14. Other current assets

	September 30,
	2006	2005
Other tax receivables	722	815
Prepaid expenses	269	295
Other	283	362

	1,274	1,472

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
15. Goodwill
     Goodwill has changed as follows:

	Year ended
	September 30,
	2006	2005
Cost
Balance at beginning of year	10,262	7,615
Translation differences and other	(225)	175
Acquisitions and purchase accounting adjustments	1,450	2,497
Adjustments from the subsequent recognition of deferred tax assets	(35)	(20)
Dispositions and reclassifications to assets held for disposal	(634)	(5)

Balance at year-end	10,818	10,262

Accumulated impairment losses
Balance at beginning of year	1,441	1,139
Translation differences and other	(47)	23
Impairment losses recognized during the period	—	279
Dispositions and reclassifications to assets held for disposal	(265)	—

Balance at year-end	1,129	1,441

Net book value
Balance at beginning of year	8,821	6,476
Balance at year-end	9,689	8,821
     Impairment losses for the year ended September 30, 2005 include €17 which are reported in Income (loss) from discontinued operations, net of income taxes.

				Dispositions
			Acquisitions	and reclassi-
	Net book	Translation	and purchase	fications to		Net book
	value as of	differences	accounting	assets held for	Impair-	value as of
	10/1/2005	and other	adjustments*	disposal	ments	9/30/2006
Operations
Communications (Com)	386	(13)	(4)	(369)	—	—
Siemens Business Services (SBS)	126	—	1	—	—	127
Automation and Drives (A&D)	926	(10)	78	—	—	994
Industrial Solutions and Services (I&S)	915	(23)	204	—	—	1,096
Siemens Building Technologies (SBT)	444	(9)	121	—	—	556
Power Generation (PG)	1,225	(21)	211	—	—	1,415
Power Transmission and Distribution (PTD)	547	(4)	58	—	—	601
Transportation Systems (TS)	173	—	—	—	—	173
Siemens VDO Automotive (SV)	1,529	(1)	2	—	—	1,530
Medical Solutions (Med)	2,113	(95)	775	—	—	2,793
Osram	86	(3)	3	—	—	86
Other Operations	220	—	(32)	—	—	188
Financing and Real Estate
Siemens Financial Services (SFS)	131	1	(2)	—	—	130
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	8,821	(178)	1,415	(369)	—	9,689

*	Includes adjustments from the subsequent recognition of deferred tax assets.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

			Acquisitions
	Net book	Translation	and purchase			Net book
	value as of	differences	accounting	Dispo-	Impair-	value as of
	10/1/2004	and other	adjustments*	sitions	ments	9/30/2005
Operations
Communications (Com)	315	13	75	—	17	386
Siemens Business Services (SBS)	269	4	115	—	262	126
Automation and Drives (A&D)	388	6	532	—	—	926
Industrial Solutions and Services (I&S)	381	7	527	—	—	915
Siemens Building Technologies (SBT)	415	8	21	—	—	444
Power Generation (PG)	1,027	15	183	—	—	1,225
Power Transmission and Distribution (PTD)	320	14	213	—	—	547
Transportation Systems (TS)	111	—	62	—	—	173
Siemens VDO Automotive (SV)	1,524	—	5	—	—	1,529
Medical Solutions (Med)	1,514	80	524	5	—	2,113
Osram	78	4	4	—	—	86
Other Operations	52	1	167	—	—	220
Financing and Real Estate
Siemens Financial Services (SFS)	82	—	49	—	—	131
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	6,476	152	2,477	5	279	8,821

*	Includes adjustments from the subsequent recognition of deferred tax assets.
     In fiscal 2006, the net increase in goodwill was €868. The increase of €1,415 related to acquisitions and purchase accounting adjustments was offset by €(178) primarily for U.S.$ currency translation differences and €(369) of goodwill formerly at Com that was reclassified as part of Assets classified as held for disposal. Med’s acquisition of DPC increased goodwill by €751. For further information on acquisitions, dispositions and discontinued operations see Note 4. No goodwill was impaired or written off in fiscal 2006.
     In fiscal 2005, goodwill increased by €2,345. The increase of €152 in foreign currency translation and other adjustments results primarily from the strengthening of the U.S. $ against the euro. The VA Tech acquisition resulted in additions to goodwill of €920. Med’s acquisition of CTI, and A&D’s acquisition of Flender increased goodwill by €539 and €445, respectively.
     Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2. Key assumptions on which management has based its determinations of the recoverable amount for the divisions carrying goodwill include growth rates up to 3% and after-tax discount rates of 6.5% to 8.5%. Where possible, reference to market prices is made.
     Within the Operations Groups the following divisions are allocated a significant amount of goodwill: Health Services division within Med in an amount of €864 (2005: €906), Industrial Applications division within PG in an amount of €658 (2005: €650) and Interior & Infotainment division within SV in an amount of €626 (2005: €626).
     During the fourth quarter of fiscal 2005, the Company recorded a goodwill impairment of €262, which is included in Other operating expense. Based on the results of the Company’s analysis of projects at SBS’s cash-generating unit Operation-Related Services (ORS) in connection with changing markets, competition in outsourcing business and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of ORS was impaired. Significant cost pressure due to excess capacity, the necessity for restructuring efforts and the need for new investments in order to achieve a competitive market position caused the Company to reassess its estimated future cash flows from its ORS business to a level materially below earlier estimates. The fair value of the cash-generating unit was estimated using the present value of expected future cash flows. The growth rate used in this calculation was 2% and the after-tax discount rate 7.8%.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
16. Other intangible assets

							Net		Net
							book		book
							value	Accumulated	value	Amortization
		Translation				Accumulated	as of	amortization	as of	during fiscal
	10/1/05	differences	Additions	Retirements*	9/30/06	amortization	9/30/06	10/1/05	10/1/05	year 2006
Software and other internally generated intangible assets	2,675	(49)	647	955	2,318	1,320	998	1,585	1,090	427
Patents, licenses and similar rights	3,729	(64)	649	239	4,075	1,688	2,387	1,502	2,227	364

Other intangible assets	6,404	(113)	1,296	1,194	6,393	3,008	3,385	3,087	3,317	791

*	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4 for further information).

							Net		Net
							book		book
							value	Accumulated	value	Amortization
		Translation				Accumulated	as of	amortization	as of	during fiscal
	10/1/04	differences	Additions	Retirements*	9/30/05	amortization	9/30/05	10/1/04	10/1/04	year 2005
Software and other internally generated intangible assets	2,234	35	560	154	2,675	1,585	1,090	1,121	1,113	522
Patents, licenses and similar rights	2,777	32	1,051	131	3,729	1,502	2,227	1,195	1,582	298

Other intangible assets	5,011	67	1,611	285	6,404	3,087	3,317	2,316	2,695	820

*	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4 for further information).
     Amortization expense for the years ended September 30, 2006 and 2005 includes €131 and €218, respectively, reported in Income (loss) from discontinued operations, net of income taxes.
     Amortization expense on intangible assets is included in Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.
     The estimated amortization expense of Other intangible assets for the next five fiscal years is as follows:

Fiscal year
2007	538
2008	482
2009	381
2010	290
2011	273

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
17. Property, plant and equipment

								Net		Net	Depreciation
								book	Accu-	book	and
								value	mulated	value	impairment
		Translation		Reclassi-			Accumulated	as of	depreciation	as of	during fiscal
	10/1/05	differences	Additions	fications	Retirements*	9/30/06	depreciation	9/30/06	10/1/05	10/1/05	year 2006
Land and buildings	9,873	(102)	584	200	755	9,800	4,807	4,993	4,878	4,995	308
Technical machinery and equipment	9,758	(119)	739	342	940	9,780	6,709	3,071	6,757	3,001	694
Furniture and office equipment	9,895	(122)	1,151	58	2,576	8,406	6,467	1,939	7,635	2,260	1,043
Equipment leased to others	1,656	(45)	672	11	680	1,614	644	970	786	870	196
Advances to suppliers and construction in progress	891	(15)	963	(611)	128	1,100	1	1,099	5	886	1

Property, plant and equipment	32,073	(403)	4,109	—	5,079	30,700	18,628	12,072	20,061	12,012	2,242

*	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4 for further information).

								Net		Net	Depreciation
								book	Accu-	book	and
								value	mulated	value	impairment
		Translation		Reclassi-			Accumulated	as of	depreciation	as of	during fiscal
	10/1/04	differences	Additions	fications	Retirements*	9/30/05	depreciation	9/30/05	10/1/04	10/1/04	year 2005
Land and buildings	9,162	89	987	81	446	9,873	4,878	4,995	4,516	4,646	360
Technical machinery and equipment	8,690	166	1,206	225	529	9,758	6,757	3,001	5,987	2,703	685
Furniture and office equipment	9,608	149	1,805	201	1,868	9,895	7,635	2,260	7,498	2,110	1,110
Equipment leased to others	1,472	56	532	(82)	322	1,656	786	870	819	653	168
Advances to suppliers and construction in progress	571	21	768	(425)	44	891	5	886	—	571	5

Property, plant and equipment	29,503	481	5,298	—	3,209	32,073	20,061	12,012	18,820	10,683	2,328

*	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4 for further information).
     Depreciation and impairment expense for the years ended September 30, 2006 and 2005 includes €170 and €269, respectively, reported in Income (loss) from discontinued operations, net of income taxes.
     The carrying amount of investment property amounts to €129 and €146 compared to a fair value of €247 and €246 as of September 30, 2006 and 2005, respectively. The fair value is primarily based on a discounted cash flow approach and in rare cases on appraisal values.
     In fiscal 2005, as a result of a corporate-level strategic plan concerning the DI and MHP businesses, updated cash flow projections based on revised operating plans were used to determine whether an impairment was necessary (see also Note 4). As the carrying amounts of the assets and units exceeded their recoverable amounts, an impairment charge of €98 was recorded. The impairment charge is included in Cost of goods sold and services rendered.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
18. Other financial assets

	September 30,
	2006	2005
Receivables from finance leases (see Note 11)	2,969	2,899
Available-for-sale financial assets	854	813
Loans receivable	452	736
Trade receivables from sale of goods and services	282	571
Derivative financial instruments	222	28
Other	263	180

	5,042	5,227

     Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. Derivative financial instruments included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied.
19. Other current financial liabilities

	September 30,
	2006	2005
Derivative financial instruments	397	1,123
Liabilities to associated and related companies	318	334
Accrued interest expense	157	136
Other	163	236

	1,035	1,829

     Derivative financial instruments includes, as of September 30, 2005, an amount of €661 related to the conversion right of convertible notes (see Note 21).
20. Other current liabilities

	September 30,
	2006	2005
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	6,174	4,752
Payroll and social security taxes	1,906	2,423
Bonus obligations	1,070	1,202
Other employee related costs	2,996	2,837
Other tax liabilities	1,263	1,053
Deferred income	394	692
Other	2,682	3,480

	16,485	16,439

     Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, as well as severance payments.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
21. Debt

	September 30,
	2006	2005
Short-term
Notes and bonds	1,149	1,621
Loans from banks	659	673
Other financial indebtedness	314	1,612
Obligations under finance leases	53	89

Short-term debt and current maturities of long-term debt	2,175	3,995
Long-term
Notes and bonds (maturing 2007–2066)	12,008	6,430
Loans from banks (maturing 2007–2016)	342	613
Other financial indebtedness (maturing 2007–2018)	508	733
Obligations under finance leases	264	264

Long-term debt	13,122	8,040

	15,297	12,035

     As of September 30, 2006, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 5.0% (2005: 4.5%), 4.4% (2005: 4.1%) and 6.0% (2005: 6.1%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.
     Commercial paper
     The Company has agreements with financial institutions under which it may issue up to €3.0 billion of commercial paper and U.S.$ 5.0 billion (approximately €3.9 billion) of commercial paper. As of September 30, 2006 and 2005, outstanding commercial paper totaled €– and €1,484 (interest rates from 3.00% to 3.87%), respectively.
     Credit facilities
     The credit facilities at September 30, 2006 consisted of approximately €7.6 billion in unused committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks and a revolving credit facility for an aggregate amount of €450 expiring in September 2012 provided by a domestic bank. In addition, in August 2006, the Company established a U.S.$4.0 billion syndicated multi-currency term loan and revolving credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan and a U.S.$3.0 billion revolving tranche. Borrowings under these credit facilities bear interest of 0.15% above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. As of September 30, 2006 and 2005, the full amounts of these lines of credit remained unused. Commitment fees for the years ended September 30, 2006 and 2005 totaled approximately €2 and €3, respectively. The facilities are for general business purposes.
     Notes and bonds
     The Company has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. In March 2006, the Company updated its €5.0 billion medium-term note program and issued U.S.$ 1.0 billion under this program comprising U.S.$ 500 million floating rate notes due March 2012, bearing interest of 0.15% above LIBOR and U.S.$ 500 million 5.625% notes due March 2016. As of September 30, 2006 and 2005, approximately €1.7 billion and €1 billion, respectively, were outstanding under this medium-term note program.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In August 2006, the Company issued U.S.$5.0 billion notes, which are unconditional and irrevocably guaranteed as to payment of principal and interest by Siemens. These notes were issued in four tranches of
•	U.S.$750 million Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009,

•	U.S.$750 million 5.5% Notes due February 16, 2012,

•	U.S.$1.75 billion 5.75% Notes due October 17, 2016 and

•	U.S.$1.75 billion 6.125% Notes due August 17, 2026.
     For the floating rate notes the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. For the fixed rate notes, the Company may redeem at any time all or some of the notes at the early redemption amount (call) according to the conditions of the bond.
     In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million, both with a legal final maturity on September 14, 2066 and with a call option for Siemens after 10 years or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.
     Details of the Company’s notes and bonds are as follows:

	September 30, 2006			September 30, 2005
	Currency			Currency
	(notional amount)		€*	(notional amount)		€*
5.0% 2001/2006 EUR bonds	—	—	—	EUR	1,595	1,621
2.5% 2001/2007 Swiss franc bonds	CHF	250	158	CHF	250	162
5.5% 1997/2007 EUR bonds	EUR	991	991	EUR	991	991
6% 1998/2008 U.S.$ notes	USD	970	798	USD	970	864
U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes	USD	750	592	—	—	—
1.375% 2003/2010 EUR convertible notes	EUR	2,497	2,252	EUR	2,500	2,194
11% 2003/2010 EUR senior notes	EUR	56	61	EUR	74	86
5.75% 2001/2011 EUR bonds	EUR	2,000	2,109	EUR	2,000	2,133
5.5% 2006/2012 U.S.$ notes	USD	750	599	—	—	—
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	394	—	—	—
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,408	—	—	—
5.625% 2006/2016 U.S.$ notes	USD	500	398	—	—	—
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,419	—	—	—
5.25% 2006/2066 EUR bonds	EUR	900	891	—	—	—
6.125% 2006/2066 GBP bonds	GBP	750	1,087	—	—	—

			13,157			8,051

*	Includes adjustments for fair value hedge accounting.
     In fiscal 2006, Siemens redeemed the outstanding amount of €1.6 billion of the 5% €-bond, which was due on July 4, 2006.
     The Company maintains approximately €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004. Due to the cash settlement option the conversion right component is considered a derivative instrument recognized at fair value, which is reported in Other current financial liabilities as of September 30, 2005.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
In fiscal 2006, approximately €3 of convertible notes were exercised and were settled primarily in cash. In the third quarter of fiscal 2006, the Company irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon exercise of the conversion right. Immediately before notification of such waiver, the derivative component was remeasured for the last time through profit or loss and reclassified to Additional paid-in capital (see Note 25). The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.
     In connection with the acquisition of Flender in fiscal 2005 (see Note 4), Siemens assumed a €250, 11% senior note due 2010, of which the Company repurchased approximately €194. The Company has an option to repurchase the remaining €56 outstanding senior note on and after August 1, 2007 at contractually defined prices.
     In fiscal 2005, the Company redeemed and retired the remainder of the Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG with a notional amount of €596.
     As of September 30, 2006, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

Fiscal year
2007	2,122
2008	1,088
2009	637
2010	2,307
2011	2,223
Thereafter	6,603

14,980

     Other financial indebtedness
     Other financial indebtedness includes €512 and €520, as of September 30, 2006 and 2005, respectively, for the Company’s continuing involvement in certain real estate assets sold or transferred in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit has been recognized.
     Obligations under finance leases
     As of September 30, 2006 and 2005, the finance lease liabilities are as follows:

	September 30, 2006			September 30, 2005
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease	Unamortized	lease	lease	Unamortized	lease
	payment	interest	payment	payment	interest	payment
Due	obligation	expense	obligation	obligation	expense	obligation
Within 1 year	73	20	53	108	19	89
1 to 2 years	68	17	51	53	15	38
2 to 3 years	40	14	26	47	14	33
3 to 4 years	37	14	23	42	13	29
4 to 5 years	69	13	56	45	13	32
Thereafter	121	13	108	150	18	132

Total	408	91	317	445	92	353
Less: Current portion			(53)			(89)

			264			264

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
22. Pension plans and similar commitments
     Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company’s domestic employees and many of the Company’s foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company has implemented new plans whose benefits are predominantly based on contributions made by the Company. In order to fund Siemens’ pension obligations, the Company’s major pension plans are funded with assets in segregated pension entities. Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to U.S. employees. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.
     In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits. The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans.
Accounting for defined benefit plans
Consolidated Balance Sheets
     Defined benefit plans determine the entitlements of their beneficiaries. An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the balance sheet date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (DBO), which is actuarially calculated with consideration for future compensation increases.
     In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost and any asset ceiling, is recognized as pension liability or pension asset.
     The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2006 and 2005:

	September 30,
	2006	2005
Principal pension benefit plans	3,054	3,533
Principal other post-employment benefit plans	844	900
Other	1,566	1,028
Reclassification to liabilities held for disposal	(381)	(1)

Liabilities for pension plans and similar commitments	5,083	5,460

     Consolidated Statements of Income
     The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic benefit cost (NPBC) and consists of several separately calculated and presented components. NPBC is comprised of the service cost, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Past service cost is amortized on a straight-line basis over the average vesting period of the related benefits.
     In the Consolidated Statements of Income, interest cost and the income from the expected return on plan assets are reported as part of Financial income, net. All other components of NPBC are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses), according to the function of the employee groups accruing benefits.
     In the Consolidated Statements of Income, NPBC expenses before income taxes for the Company’s principal pension and other post-employment benefits in fiscal 2006 aggregated to €578 compared to €460 in the previous fiscal year. Thereof €68 and €69 related to discontinued operations in fiscal 2006 and 2005, respectively.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Consolidated Statements of Income and Expense recognized in Equity
     Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized in the Consolidated Statements of Income and Expense recognized in Equity in the year in which they occur. They are recorded in their entirety directly in equity.
     Consolidated Statements of Cash Flow
     The Company makes payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company’s regular funding and supplemental cash contributions result in net cash used in operating activities.
     In the Consolidated Statements of Cash Flow, the Company’s principal pension and other post-employment benefits resulted in net cash used in operating activities of €797 compared to €2,082 in the previous fiscal year.
Principal pension benefits
     The principal pension benefit plans cover approximately 535,000 participants, including 252,000 active employees, 91,000 former employees with vested benefits and 192,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a recently introduced pension scheme, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a fully funded defined benefit pension plan whose benefits are predominantly based on contributions made by the company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases.
     The Company’s principal pension benefit plans are explicitly explained in the subsequent sections with regard to:
•	Pension obligations and funded status,

•	Components of NPBC,

•	Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,

•	Assumptions used for the calculation of the DBO and NPBC,

•	Sensitivity analysis,

•	Plan assets,

•	Pension plan funding, and

•	Pension benefit payments.
     The Company did not have any asset ceiling in its principal pension benefit plans, neither in fiscal 2006 nor in 2005.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Pension obligations and funded status
     A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	23,755	15,023	8,732	21,581	14,349	7,232
Total defined benefit obligation	26,696	16,372	10,324	24,972	15,932	9,040

Defined benefit obligation (funded)	26,481	16,372	10,109	24,763	15,932	8,831
Defined benefit obligation (unfunded)	215	—	215	209	—	209

Funded status*	(2,941)	(1,349)	(1,592)	(3,391)	(1,583)	(1,808)
Germany	(1,349)			(1,583)
U.S.	(559)			(689)
U.K.	(733)			(797)
Other	(300)			(322)
Unrecognized past service cost (benefits)	(84)	—	(84)	(116)	(24)	(92)

Net amount recognized	(3,025)	(1,349)	(1,676)	(3,507)	(1,607)	(1,900)

Amounts recognized in the Consolidated Balance Sheets consist of:
Pension asset	29	—	29	26	—	26
Pension liability	(3,054)	(1,349)	(1,705)	(3,533)	(1,607)	(1,926)

Net amount recognized	(3,025)	(1,349)	(1,676)	(3,507)	(1,607)	(1,900)

*	Funded status: The funded status shows the surplus (deficit) of the DBO relative to the plan assets as of the balance sheet date. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the balance sheet date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.
     A detailed reconciliation of the changes in the DBO for fiscal 2006 and 2005 as well as additional information by country is provided in the following table:

	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in defined benefit obligations:
Defined benefit obligation at beginning of year	24,972	15,932	9,040	21,351	13,851	7,500
Foreign currency exchange rate changes	(206)	—	(206)	157	—	157
Service cost	715	388	327	594	307	287
Interest cost	1,125	679	446	1,123	726	397
Settlements and curtailment	(1)	—	(1)	—	—	—
Plan participants’ contributions	49	—	49	46	—	46
Amendments and other	1,509	443	1,066	(92)	—	(92)
Actuarial (gains) losses	(179)	(196)	17	2,367	1,736	631
Acquisitions	146	59	87	562	138	424
Divestments	(309)	(145)	(164)	(104)	(75)	(29)
Benefits paid	(1,125)	(788)	(337)	(1,032)	(751)	(281)

Defined benefit obligation at end of year	26,696	16,372	10,324	24,972	15,932	9,040

Germany	16,372			15,932
U.S.	3,677			3,790
U.K.	3,551			3,153
Other	3,096			2,097
     The total defined benefit obligation at the end of the fiscal year includes approximately €10,812 for active employees, €3,056 for former employees with vested benefits and €12,828 for retirees and surviving dependents.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In fiscal 2006, the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. In fiscal 2005, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans.
     The following table shows the change in plan assets for fiscal year 2006 and 2005 and some additional information concerning pension plans:

	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:
Fair value of plan assets at beginning of year	21,581	14,349	7,232	17,736	11,965	5,771
Foreign currency exchange rate changes	(170)	—	(170)	138	—	138
Expected return on plan assets	1,433	953	480	1,284	896	388
Actuarial gains (losses) on plan assets	(67)	(212)	145	1,101	700	401
Acquisitions and other	1,561	440	1,121	302	—	302
Divestments and other	(237)	(39)	(198)	(28)	—	(28)
Employer contributions (supplemental)	—	—	—	1,496	1,380	116
Employer contributions (regular)	730	320	410	535	159	376
Plan participants’ contributions	49	—	49	49	—	49
Benefits paid	(1,125)	(788)	(337)	(1,032)	(751)	(281)

Fair value of plan assets at end of year	23,755	15,023	8,732	21,581	14,349	7,232

Germany	15,023			14,349
U.S.	3,118			3,101
U.K.	2,818			2,356
Other	2,796			1,775
     In fiscal 2006, the Company merged a defined contribution plan with a defined benefit plan at a subsidiary in Switzerland. As a result of the merger, the benefits of the defined contribution plan were harmonized with those of the defined benefit plan. Accordingly, the DBO and plan assets of the newly merged plan increased. Such amounts are included in the items Amendments and other and Acquisitions and other in the preceding two tables. Vested past service cost resulting from that merger has been recognized entirely in NPBC.
Pension benefits: Components of NPBC
     The components of the NPBC for the fiscal years ended September 30, 2006 and 2005 are as follows:

	Year ended			Year ended
	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	715	388	327	594	307	287
Interest cost	1,125	679	446	1,123	726	397
Expected return on plan assets	(1,433)	(953)	(480)	(1,284)	(896)	(388)
Amortization of past service cost (benefits)	99	(24)	123	(17)	(24)	7

Loss (gain) due to settlements and curtailments	2	—	2	—	—	—

Net periodic benefit cost	508	90	418	416	113	303

Germany	90			113
U.S.	159			146
U.K	113			123
Other	146			34

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity
     The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2006 and 2005 were as follows:

	Year ended			Year ended
	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(112)	16	(128)	1,266	1,036	230
Income tax effect	(225)	(266)	41	(336)	(255)	(81)

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(337)	(250)	(87)	930	781	149

Germany	(250)			781
U.S.	(45)			93
U.K.	12			33
Other	(54)			23
Pension benefits: Assumptions for the calculation of the DBO and NPBC
     Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.
     The weighted-average assumptions used for the actuarial valuation of the DBO as of the balance sheet date were as follows:

	Year ended			Year ended
	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	4.7%	4.5%	5.0%	4.6%	4.35%	5.1%
Germany	4.5%			4.35%
U.S.	5.95%			5.7%
U.K.	5.0%			5.0%
Rate of compensation increase	2.7%	2.25%	3.4%	2.6%	2.25%	3.3%
Germany	2.25%			2.25%
U.S.	3.95%			3.25%
U.K.	3.7%			3.9%
Rate of pension progression	1.2%	1.0%	1.8%	1.3%	1.0%	2.1%
Germany	1.0%			1.0%
U.K.	2.8%			2.8%
     The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPBC for fiscal 2007 are already determined. The total expected return for fiscal 2007 will be based on expected rates of return multiplied by the fair value of plan assets at the fiscal 2006 balance sheet date (see table below). The fair value and thus the expected return on plan assets are adjusted for significant events after the balance sheet date, such as a supplemental funding. Due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The weighted-average assumptions used for determining the NPBC for the fiscal years ended September 30, 2007, 2006 and 2005 are shown in the following table:

	Year ending			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	4.7%	4.5%	5.0%	4.6%	4.35%	5.1%	5.3%	5.25%	5.3%
Germany	4.5%			4.35%			5.25%
U.S.	5.95%			5.7%			5.9%
U.K.	5.0%			5.0%			5.4%
Expected return on plan assets	6.5%	6.5%	6.5%	6.7%	6.7%	6.7%	6.7%	6.75%	6.7%
Germany	6.5%			6.7%			6.75%
U.S.	6.95%			6.95%			6.95%
U.K.	6.7%			6.75%			6.85%
Rate of compensation increase	2.7%	2.25%	3.4%	2.6%	2.25%	3.3%	2.6%	2.25%	3.3%
Germany	2.25%			2.25%			2.25%
U.S.	3.95%			3.25%			3.25%
U.K.	3.7%			3.9%			3.9%
Rate of pension progression	1.2%	1.0%	1.8%	1.3%	1.0%	2.1%	1.1%	1.0%	2.3%
Germany	1.0%			1.0%			1.0%
U.K.	2.8%			2.8%			2.9%
     The discount rate assumptions reflect the rates available on high-quality, fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. The Company decreased the assumption for the expected return on plan assets for fiscal 2007 for the majority of its principal pension plans due to changes in asset allocation and revised future estimates of long-term investment returns. Other actuarial assumptions not shown in the tables above, such as employee turnover, mortality, disability, etc., remained primarily unchanged in 2006.
     Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, did not affect the DBO in fiscal 2006 and increased the DBO by 0.8% in fiscal 2005.
Pension benefits: Sensitivity analysis
     A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2007, and a change in the fair value of plan assets of €500, as of September 30, 2006, respectively, would result in the following increase (decrease) of the fiscal 2007 NPBC:

	Effect on NPBC 2007 due to a
	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease
Discount rate	(143)	172
Expected return on plan assets	(227)	227
Rate of compensation increase	49	(44)
Rate of pension progression	267	(223)
Fair value of plan assets	(33)	33
     Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Plan assets
     The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2006 and 2005 as well as the target asset allocation for fiscal year 2007, are as follows:

	Target asset	Asset allocation
	allocation	September 30, 2006			September 30, 2005
Asset class	September 30, 2007	Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20-50%	33%	26%	44%	31%	25%	44%
Fixed income	40-70%	47%	51%	42%	55%	63%	40%
Real estate	5-15%	8%	7%	10%	8%	7%	9%
Cash	5-15%	12%	16%	4%	6%	5%	7%

		100%	100%	100%	100%	100%	100%

     The asset allocation represents the plan assets’ exposure to market risk. For example, an equity instrument whose risk is hedged by a derivative is not reported as Equity but under Cash. Current asset allocation is biased towards high quality government and selected corporate bonds.
     Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.
     The plan assets include domestic real estate with a fair value of €369 and €406 as of September 30, 2006 and 2005, respectively, which is occupied by the Company.
     The following table shows the actual return on plan assets for fiscal 2006 and 2005:

	Year ended			Year ended
	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actual return on plan assets	1,366	741	625	2,385	1,596	789
     The actual return over the last twelve months amounted to 6.4% or €1,366 compared to an expected return of 6.7% or €1,433. The experience adjustment arising on plan assets was (0.3)% in fiscal 2006 (fiscal 2005: 5.1%). For the domestic pension plans, €741 or 5.2% was realized, as compared to an expected return on plan assets of 6.7% or an amount of €953 that was included in the NPBC. For the foreign pension plans, €625 or 8.7% was realized, as compared to an expected return on plan assets of 6.7% or an amount of €480 that was included in the NPBC.
Pension benefits: Pension plan funding
     Contributions made by the Company to its principal pension benefit plans in fiscal 2006 and 2005, as well as those planned in fiscal 2007 are as follows:

	(Unaudited)
	Year ending			Year ended			Year ended
	September 30, 2007 (expected)			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Regular funding	751	317	434	730	320	410	535	159	376
Supplemental cash Contributions	—	—	—	—	—	—	1,496	1,380	116

Total	751	317	434	730	320	410	2,031	1,539	492

     In fiscal 2006, no supplemental cash contributions were made. In fiscal 2005, €1,496 in cash was contributed in October 2004, as follows: €1,380 to the domestic pension plans and €116 to the pension plans in the U.S.
     Regular funding is generally based on the level of service cost incurred. For the BSAV funding corresponds to the contributions to the beneficiaries’ account. Future funding decisions for the Company’s pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Pension benefit payments
     The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2006 and 2005, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Pension benefits paid
2005	1,032	751	281
2006	1,125	788	337
Expected pension payments
2007	1,265	829	436
2008	1,309	860	449
2009	1,353	885	468
2010	1,403	907	496
2011	1,416	942	474
2012-2016	7,885	5,104	2,781
     As pension benefit payments for Siemens’ principal funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.
Other post-employment benefits
     In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S., provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.
     Other post-employment benefits are illustrated in detail in the subsequent sections with regard to:
•	Obligations and funded status,

•	Plan assets,

•	Components of NPBC for other post-employment benefits,

•	Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,

•	Assumptions used in the calculation of the DBO and the NPBC for other post-employment benefits,

•	Sensitivity analysis, and

•	Benefit payments.
     The Company did not have any asset ceiling in its principal other post-employment benefit plans, neither in fiscal 2006 nor in 2005.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other post-employment benefits: Obligations and funded status
     The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	3	—	3	3	—	3
Total defined benefit obligation	845	429	416	893	394	499

Defined benefit obligation (funded)	303	—	303	319	—	319
Defined benefit obligation (unfunded)	542	429	113	574	394	180

Funded status	(842)	(429)	(413)	(890)	(394)	(496)
Unrecognized past service cost (benefits)	(2)	—	(2)	(10)	—	(10)

Net amount recognized	(844)	(429)	(415)	(900)	(394)	(506)

     The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2006 and 2005:

	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:
Defined benefit obligation at beginning of year	893	394	499	980	443	537
Foreign currency exchange rate changes	(22)	—	(22)	10	—	10
Service cost	26	15	11	26	14	12
Interest cost	45	18	27	51	23	28
Plan participants’ contributions	—	—	—	2	—	2
Plan amendments and other	41	41	—	(39)	—	(39)
Actuarial (gains) losses	(14)	4	(18)	(75)	(59)	(16)
Divestments	(57)	(14)	(43)	(7)	(7)	—
Benefits paid	(67)	(29)	(38)	(55)	(20)	(35)

Defined benefit obligation at end of year	845	429	416	893	394	499

Other post-employment benefits: Plan assets
     The following table shows the change in plan assets for fiscal 2006 and 2005:

	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:
Fair value of plan assets at beginning of year	3	—	3	5	—	5
Employer contributions	38	—	38	31	—	31
Plan participants’ contributions	—	—	—	2	—	2
Benefits paid	(38)	—	(38)	(35)	—	(35)

Fair value of plan assets at year end	3	—	3	3	—	3

Other post-employment benefits: Components of NPBC
     The components of the NPBC for other post-employment benefits for the years ended September 30, 2006 and 2005 are as follows:

	Year ended			Year ended
	September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	26	15	11	26	14	12
Interest cost	45	18	27	51	23	28
Amortization of unrecognized past service cost (benefits)	(1)	—	(1)	(33)	—	(33)

Net periodic benefit cost	70	33	37	44	37	7

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity
     The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2006 and 2005 were as follows:

	Year ended September 30, 2006			Year ended September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(14)	4	(18)	(75)	(59)	(16)
Income tax effect	4	(3)	7	29	23	6

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(10)	1	(11)	(46)	(36)	(10)

Germany	1			(36)
U.S.	(11)			(10)
Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC
     Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.
     The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits, primarily in the U.S., are as follows:

	Year ended	Year ended
	September 30, 2006	September 30, 2005
Discount rate	5.95%	5.70%
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	10%/5%/2011	9%/5%/2010
Medicare eligible post-65	10%/5%/2011	9%/5%/2010
Fixed dollar benefit	4.5%	4.5%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021
     Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 1.5% and 14.2% in fiscal 2006 and 2005, respectively.
Other post-employment benefits: Sensitivity analysis
     The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2006:

	September 30, 2006
	One-percentage-point
	increase	decrease
Effect on defined benefit obligation	36	(32)
Effect on total of service and interest cost components	3	(3)

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other post-employment benefits: Benefit payments
     The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2006 and 2005, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Payments for other post-employment benefits
2005	55	20	35
2006	67	29	38
Expected payments for other post-employment benefits
2007	52	28	24
2008	63	40	23
2009	66	42	24
2010	55	32	23
2011	68	35	23
2012-2016	367	253	114
     Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.
23. Provisions
     Provisions changed during fiscal 2006 as follows:

			Asset
		Order related	retirement
	Warranties	losses and risks	obligations	Other	Total
Balance as of beginning of fiscal year	2,820	1,511	761	1,079	6,171
Additions	1,660	1,288	7	528	3,483
Usage	(916)	(737)	(26)	(288)	(1,967)
Reversals	(677)	(430)	(8)	(310)	(1,425)
Translation differences	(26)	(10)	—	(8)	(44)
Accretion expense and effect of changes in discount rates	3	—	(31)	(1)	(29)
Other changes*	(236)	(284)	1	47	(472)

Balance as of fiscal year-end	2,628	1,338	704	1,047	5,717

*	In fiscal 2006 and 2005, Other changes includes €697 and €45, respectively, reclassified to Liabilities associated with assets classified as held for disposal (see Note 4 for further information).
     Warranties
     Warranties mainly relate to products sold. See Note 2 for further information concerning our policy for estimating warranty provisions. Additions to provisions already existing at the beginning of the period amounted to €425 in fiscal 2006.
     Order related losses and risks
     Provisions for order related losses and risks are recognized for anticipated losses on uncompleted construction, sales and leasing contracts.
     Asset retirement obligations
     The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €658, and €718, respectively, as of September 30, 2006 and 2005 (thereof non-current portion of €635, and €680, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €46, and €43, respectively as of September 30, 2006 and 2005 (thereof non-current portion of €31 and €38, respectively).

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2010; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006, the Company received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2006 and 2005, the provision totals €658 and €718, respectively, and is recorded net of a present value discount of €1,300, and €1,252, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €25, €21, €20, €14, €7, and €1,871 (includes €1,811 for the estimated costs associated with final storage in 2033).
     The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2006 the Company recognized €35 in accretion expense in Financial income, net. Due to revisions in estimated cash flows, provisions for asset retirement obligations decreased by €1 during fiscal 2006. Changes in discount rates decreased the carrying amount of provisions by €66 as of September 30, 2006.
     See Note 4 for further information on provisions reclassified to Liabilities associated with assets classified as held for disposal.
24. Other liabilities

	September 30,
	2006	2005
Liabilities for employee related costs	952	1,298
Deferred income	156	180
Other	1,066	1,587

	2,174	3,065

25. Equity
     Common stock and Additional paid-in capital
     As of September 30, 2006, the Company’s common stock totaled €2,673 divided into 891,087 thousand shares with no par value and a notional value of €3.00 per share. Each share of common stock is entitled to one vote.
     As of September 30, 2005, the Company’s common stock totaled €2,673 representing 891,085 thousand shares.
     In fiscal 2006, additional paid-in capital increased by €487, net of applicable deferred income taxes, representing the amount of the derivative component of the convertible notes issued by Siemens reclassified to equity upon waiving the cash settlement option (see Note 21).

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2006 and 2005:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares
As of October 1, 2004	2,673,227	891,076	666,630	222,210	925,516	308,505

Settlement to former SNI shareholders	29	9	—	—	(29)	(9)

As of September 30, 2005	2,673,256	891,085	666,630	222,210	925,487	308,496

Conversion 1.375% 2003/2010 EUR convertible notes	6	2	—	—	(6)	(2)
New approved capital	—	—	75,000	25,000	—	—
Expired capital	—	—	(66,630)	(22,210)	—	—

As of September 30, 2006	2,673,262	891,087	675,000	225,000	925,481	308,494

     Capital increases
     In fiscal 2006, common stock increased by approximately €6 thousand through the issuance of approximately 2 thousand shares from the conditional capital for the conversion of €0.1 of the Company’s convertible notes. See Note 21 for additional information. No such increase occurred in fiscal 2005.
     In fiscal 2005, common stock increased by €29 thousand through the issuance of 9 thousand shares from the conditional capital as settlement to former shareholders of Siemens Nixdorf Informationssysteme AG (SNI AG). No such increase occurred in fiscal 2006, since the Company repurchased its own common stock to accommodate such settlement.
     Authorized, unissued capital
     On September 30, 2006 and 2005, the Company’s authorized but unissued capital totaled €675 and €667 or 225,000 thousand and 222,210 thousand common shares, respectively.
     On January 26, 2006 the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 through the issuance of up to 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Pre-emptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue. Authorized Capital 2006 replaced the outstanding Authorized Capital 2001/II of €67 (representing approximately 22 million shares) and will expire on January 25, 2011.
     On January 22, 2004, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €600 through the issuance of up to 200 million new no par value shares registered in the names of the holders against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. Authorized Capital 2004 replaced Authorized Capital 2001/I of €400 (representing approximately 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) and will expire on January 21, 2009.
     Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders’ Meeting on January 23, 2003. The Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, the common stock by up to €250 through the issuance of up to approximately 83 million shares for which the shareholders’ pre-emptive rights were excluded since these shares were to be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 was to expire on January 22, 2008. As mentioned above, Authorized Capital 2003 was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     On February 22, 2001, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 (representing 25 million shares) against contributions in cash until February 1, 2006 for the purpose of issuing them exclusively to employees of the Company and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes (Authorized Capital 2001/II). Pre-emptive rights of existing shareholders were excluded. The Managing Board was authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. As mentioned above, the outstanding Authorized Capital 2001/II of €67 (representing approximately 22 million shares) was replaced by resolution of the Annual Shareholders’ Meeting on January 26, 2006.
     On February 22, 2001, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, common stock by up to €400 through the issuance of up to approximately 133 million shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/I). As mentioned above, Authorized Capital 2001/I was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.
     Conditional capital (unissued)
     Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounts to €191, representing 63,797 thousand shares of Siemens AG, in each of the years ended September 30, 2006 and 2005, respectively.
     Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €734 and €734, representing 244,507 thousand and 244,509 thousand shares of Siemens AG as of September 30, 2006 and 2005, respectively.
     By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, as of September 30, 2006, total Conditional Capital 2004 allows the issuance of up to €734 representing 244,507 thousand shares of Siemens AG. The authorization will expire on January 21, 2009.
     By resolution of the Annual Shareholders’ Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital amounting to €44 as of September 30, 2006 and 2005, provides to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).
     As of September 30, 2006 and 2005, conditional capital of €0.6, representing 188 thousand shares of Siemens AG, provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates.
     By resolution of the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board was authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new shares of Siemens AG. The authorization was to expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89 million shares to service the exercise of the conversion or option rights of holders of these convertible bonds or warrants attached to these bonds (Conditional Capital 2003). As mentioned above, Conditional Capital 2003 as well as the aforementioned authorization were terminated by resolution of the Annual Shareholders’ Meeting on January 22, 2004.
     Treasury stock
     At the January 2006 Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 25, 2007. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase to employees or former employees of the Company or any of its subsidiaries within the employee share purchase program or granted and transferred with a holding period of at least two years; or (iv) used to service the conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board shall be authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as share-based payment under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board as share-based payments with a holding period of at least two years.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In fiscal 2006, the Company repurchased a total of 5,925 thousand shares at an average price of €71.11 per share primarily for the purpose of selling them to employees and share-based payment plan participants and as settlement to former SNI stockholders. In fiscal 2006, a total of 5,934 thousand shares of treasury stock were sold. Thereof, 4,166 thousand shares were issued to share-based payment plan participants to accommodate the exercise of stock options. In addition, in fiscal 2006, 1,760 thousand shares were issued to employees under a compensatory employee share purchase program. See Note 31 for additional information on share-based payment. As of September 30, 2006, 415 shares of stock remained in treasury with a carrying amount of €29 thousand (notional value €1 thousand).
     In fiscal 2005, the Company repurchased a total of 3,549 thousand shares at an average price of €61.78 per share to accommodate the Company’s share-based payment plans. In fiscal 2005, 1,691 thousand shares were sold in conjunction with the exercise of stock options and 1,849 thousand shares were issued to employees under a compensatory employee share purchase program. As of September 30, 2005, 9,004 shares of stock remained in treasury with a carrying amount of €575 thousand (notional value €27 thousand).
Other components of equity
     The changes in Other components of equity are as follows:

	Year ended			Year ended
	September 30, 2006			September 30, 2005
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Changes in unrealized gains (losses) on available-for-sale financial assets:
Unrealized holding gains (losses) for the period	(317)	8	(309)	106	109	215
Reclassification adjustments for (gains) losses included in net income	(49)	4	(45)	(265)	89	(176)

Net unrealized gains (losses) on available-for-sale financial assets	(366)	12	(354)	(159)	198	39
Changes in unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	67	(27)	40	(165)	64	(101)
Reclassification adjustments for (gains) losses included in net income	28	(10)	18	(71)	28	(43)

Net unrealized gains (losses) on derivative financial instruments	95	(37)	58	(236)	92	(144)
Foreign-currency translation differences	(320)	—	(320)	436	—	436

	(591)	(25)	(616)	41	290	331

Miscellaneous
     Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2006, Siemens AG management distributed an ordinary dividend of €1,201 (€1.35 per share) of the fiscal 2005 earnings of Siemens AG to its shareholders. During the year ended September 30, 2005, Siemens AG management distributed €1,112 (€1.25 per share) of the fiscal 2004 earnings of Siemens AG as an ordinary dividend to its shareholders.
     For fiscal 2006, the Managing Board proposed a dividend of €1.45 per share. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting. If approved, this would amount to approximately €1,292.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
26. Additional capital disclosures
     Siemens is committed to a strong financial profile, characterized by a conservative capital structure that gives us excellent financial flexibility.
     As of September 30, 2006 and 2005, equity and total assets of the Company were as follows:

	September, 30
	2006	2005
Total equity	26,275	24,181
Equity ratio	30%	30%
Total assets	87,731	81,812
     Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans and convertible notes. In recent years, commitments from share-based payment have primarily been satisfied through repurchases of the Company’s shares. The convertible notes are convertible into approximately 44.5 million shares of Siemens AG (see Note 21).
     A key factor in maintaining a strong financial profile is Siemens’ credit rating which is affected, among other factors, by the capital structure. Siemens’ current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s	Standard
	Investors	&
	Service	Poor’s
Long-term debt	Aa3	AA–
Short-term debt	P-1	A-1+
     Following Siemens’ announcement of the planned acquisition of the Diagnostics division of Bayer AG on June 30, 2006, Moody’s Investors Service changed its outlook for Siemens from “stable” to “negative”. On December 11, 2006, Standard & Poor’s changed its outlook from “CreditWatch negative” to “negative”. Neither agency changed its long-term or its short-term credit rating.
     Moody’s Investors Service rates Siemens’ long-term corporate credit Aa3 (negative outlook). The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that Siemens’ long-term debt ranks in the lower end of the Aa category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: Positive, Negative, Stable, Developing, Ratings Under Review and No Outlook.
     Moody’s Investors Service’s rating for Siemens’ short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.
     In addition, Moody’s Investors Service published an assessment of liquidity risk. The most recent liquidity risk assessment for Siemens as of August 25, 2006 classified the liquidity profile of the Company as “very healthy”.
     Standard & Poor’s rates Siemens’ long-term corporate credit AA– (negative outlook). Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “–” indicates that Siemens’ long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Siemens’ short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.
27. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2006	2005
Guarantees
Credit guarantees	302	362
Guarantees of third-party performance	1,489	1,456
Other guarantees	528	602

	2,319	2,420

     Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2006 and 2005, the Company has accrued €24 and €35, respectively, relating to credit guarantees.
     Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. No significant liability has been recognized in connection with these guarantees.
     Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2006 and 2005, the total accrued for Other guarantees amounted to €129 and €106, respectively.
     As of September 30, 2006, future payment obligations under non-cancellable operating leases are as follows:

2007	644
2008	503
2009	421
2010	294
2011	227
Thereafter	495
     Total operating rental expense for the years ended September 30, 2006 and 2005 was €867 and €825, respectively.
     As of September 30, 2006 and 2005, the Company has commitments to make capital contributions of €173 and €148, respectively, to other companies.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The Company is jointly and severally liable and has capital contribution obligations as a partner in companies formed under the German Civil Code (BGB), through which it has executed profit-and-loss transfer agreements with other companies as a partner in commercial partnerships and in a European Economic Interest Grouping (EEIG) and as a participant in various consortiums.
     Siemens AG and its subsidiaries have been named as defendants in various legal actions and proceedings arising in connection with their activities as a global diversified group. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when considered appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of such matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.
28. Additional disclosures on financial instruments
     This section gives a comprehensive overview of the significance of financial instruments for Siemens and provides additional information on balance sheet items that contain financial instruments.
     The following table presents the carrying amounts of each category of financial assets and liabilities:

	September 30,
	2006	2005
Financial assets
Cash and cash equivalents	10,214	8,121
Available-for-sale financial assets	1,450	3,046
Loans and receivables	21,060	23,789
Financial assets held for trading	338	726
Derivatives with a hedging relationship	308	86

	33,370	35,768

Financial liabilities
Financial liabilities measured at amortized cost	24,540	23,194
Financial liabilities held for trading	360	1,001
Derivatives with a hedging relationship	123	300

	25,023	24,495

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

	September 30, 2006		September 30, 2005
		Carrying		Carrying
	Fair value	amount	Fair value	amount
Financial assets measured at cost or amortized cost
Cash and cash equivalents	10,214	10,214	8,121	8,121
Available-for-sale financial assets*	—	710	—	1,131
Trade and other receivables	18,428	18,428	20,645	20,645
Other non-derivative financial assets	2,632	2,632	3,144	3,144

Financial liabilities measured at cost or amortized cost
Trade payables	8,497	8,497	10,241	10,241
Notes and bonds	13,238	13,157	8,335	8,051
Loans from banks and other financial indebtedness	1,831	1,823	3,645	3,631
Obligations under finance leases	317	317	353	353
Other non-derivative financial liabilities	746	746	918	918

*	This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.
     The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.
     Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2006 and 2005, the carrying amounts of such receivables, net of allowances, approximate their fair values.
     The fair value of quoted notes and bonds is based on price quotations at the balance sheet date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.
     Financial assets and liabilities measured at fair value are presented in the following table:

	September 30,
	2006	2005
Financial assets measured at fair value
Available-for-sale financial assets	740	1,915
Derivative financial instruments	646	812
Without hedging relationship	232	620
In connection with fair value hedges	236	5
In connection with cash flow hedges	72	81
Embedded derivatives	106	106

Financial liabilities measured at fair value
Derivative financial instruments	483	1,301
Without hedging relationship	181	250
In connection with fair value hedges	5	12
In connection with cash flow hedges	118	288
Conversion right of convertible notes	—	661
Other embedded derivatives	179	90
     Fair values for available-for-sale financial assets are derived from quoted market prices in active markets, if available. In certain cases, fair values are estimated using a valuation technique.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:
     Derivative interest rate contracts—The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.
     Derivative currency contracts—The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.
     Credit default swaps—The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.
     In determining the fair values of the derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration.
29. Derivative financial instruments and hedging activities
     As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates and interest rates, as well as to reduce credit risks.
     The fair values of each type of derivative financial instruments are as follows:

	September 30, 2006		September 30, 2005
	Asset	Liability	Asset	Liability
Foreign currency exchange contracts	171	242	171	475
Interest rate swaps and combined interest/currency swaps	298	59	420	73
Options	21	—	93	1
Embedded derivatives	106	179	106	751
Other	50	3	22	1

	646	483	812	1,301

     The following is a summary of Siemens’ risk management strategies and the effect of these strategies on the Consolidated Financial Statements.
     Foreign currency exchange risk management
     Siemens’ significant international operations expose the Company to significant foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.
     Derivative financial instruments not designated as hedges
     The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, either as Other current financial assets or Other current financial liabilities, and changes in fair values are charged to net income.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S. dollar. Gains or losses relating to such embedded foreign-currency derivatives are reported in Cost of goods sold and services rendered in the Consolidated Statements of Income.
     Hedging activities
     The Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S. dollars.
     Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in Other components of equity. During the years ended September 30, 2006 and 2005, net gains of €3 and €37, respectively, were reclassified from Other components of equity into net income because the occurrence of the related hedged forecasted transaction was no longer probable.
     It is expected that €29 of net deferred gains in Other components of equity will be reclassified into Cost of goods sold and services rendered during the year ended September 30, 2007, when the hedged forecasted foreign-currency denominated sales and purchases occur.
     As of September 30, 2006, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 117 months.
     Fair value hedges—As of September 30, 2006 and 2005, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2006 and 2005, the hedging transactions resulted in the recognition of financial assets of €6 and €16, respectively, and financial liabilities of €7 and €7, respectively, for the hedged firm commitments, whose changes in fair value were charged to Cost of goods sold and services rendered. Changes in fair value of the derivative contracts were also recorded in Cost of goods sold and services rendered.
     Interest rate risk management
     Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps, options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.
     Interest rate swap agreements are used to adjust the proportion of total debt and, to a lesser extent, interest-bearing investments, that are subject to variable and fixed interest rates. Under an interest rate swap agreement, the Company either agrees to pay an amount equal to a specified variable-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed-rate of interest times the same notional principal amount or, vice-versa, to receive a variable-rate amount and to pay a fixed-rate amount. The notional amounts of the contracts are not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.
     Derivative financial instruments not designated as hedges
     The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under IAS 39. Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value, either as Other current financial assets or Other current financial liabilities, and changes in the fair values are charged to Financial income, net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in Financial income, net.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Fair value hedges of fixed-rate debt obligations
     Under the interest rate swap agreements outstanding during the year ended September 30, 2006, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Financial income, net in the Consolidated Statements of Income. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of Financial income, net.
     The Company had interest rate swap contracts to pay variable rates of interest (average rate of 5.0% as of September 30, 2006) and received fixed rates of interest (average rate of 5.7% as of September 30, 2006). The notional amount of indebtedness hedged as of September 30, 2006 was €5,752. This resulted in 44% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2006. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2006 was €207.
     Cash flow hedges of revolving term deposits
     During the years ended September 30, 2006 and 2005, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in Other components of equity. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of Financial income, net.
30. Financial risk management
Market risks
     Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Groups, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.
     Management of financial market risk is a key priority for Siemens’ Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Groups. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2006, it has a value-at-risk close to zero.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Within the various methodologies to analyze and manage risk, Siemens implemented a system based on “sensitivity analysis.” This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:
•	a 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;

•	a simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10%;

•	a parallel shift of 100-basis points of the interest rate yield curves in all currencies.
     The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from the sensitivity analysis. Actual results that are included in the Consolidated Statements of Income may differ materially from these estimates due to actual developments in the global financial markets.
     Any market sensitive instruments, including equity and interest-bearing investments that the Company’s pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 22.
     Equity price risk
     Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.
     The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens’ portfolio as of September 30, 2006 was €216, a reduction of €1.625 billion compared to September 30, 2005. In 2005, this position included an 18.2% interest in Infineon, a 12.5% interest in Epcos and a 4.1% interest in Juniper Networks representing a combined value of €1.655 billion of the total investments. These investments have been sold in the course of fiscal year 2006.
     An adverse move in equity prices of 20% as of September 30, 2006 would reduce the value of Siemens’ equity investments by €43, meaning that the equity price risk has decreased significantly year-over-year. As of September 30, 2005 the value would have been reduced by €368.
     Foreign currency exchange rate risk
     Transaction risk and currency management
     Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency, is exposed to the risk from changes in foreign exchange rates. The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.
     Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.
     Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The Group-wide binding guideline developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. The execution of the hedging transactions in the global financial markets is done by SFS as exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS’ central coordination and its global market expertise assure the maximum benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of the Operations, Financing and Real Estate Groups and Corporate Treasury. The values and risks disclosed here are the unhedged positions multiplied by an assumed 10% appreciation of the euro against all other currencies. As of September 30, 2006, a parallel 10% negative shift of all foreign currencies would have resulted in a decline of €38 in future cash flows compared to a decline of €35 the year before. Such decline in euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Because at Siemens, the foreign currency inflows exceed the outflows, an appreciation of the euro against foreign currencies would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.
     Siemens defines foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entities.
     The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2006 and 2005. In some currencies Siemens has both substantial sales and costs, which have been off-set in the table:

	September 30, 2006
	USD	GBP	Other	Total
Gross balance sheet exposure	2,210	332	553	3,095
Thereof: Financial assets	13,778	3,483	5,522	22,783
Thereof: Financial liabilities	(11,568)	(3,151)	(4,969)	(19,688)
Gross exposure from firm commitments and anticipated transactions	5,344	(65)	279	5,558
Foreign exchange transaction exposure	7,554	267	832	8,653
Economically hedged exposure	(7,291)	(409)	(576)	(8,276)

Change in future cash flows after hedging activities resulting from a 10% appreciation of the euro	(26)	14	(26)	(38)

	September 30, 2005
	USD	GBP	Other	Total
Gross balance sheet exposure	4,380	1,752	826	6,958
Thereof: Financial assets	11,684	2,337	5,103	19,124
Thereof: Financial liabilities	(7,304)	(585)	(4,277)	(12,166)
Gross exposure from firm commitments and anticipated transactions	7,604	26	144	7,774
Foreign exchange transaction exposure	11,984	1,778	970	14,732
Economically hedged exposure	(11,861)	(1,790)	(736)	(14,387)

Change in future cash flows after hedging activities resulting from a 10% appreciation of the euro	(12)	1	(24)	(35)
     Effects of currency translation
     Many Siemens subsidiaries are located outside the euro zone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euros so that their financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk is included in the sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Company’s consolidated equity position.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Interest rate risk
     Siemens’ interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Interest rate risk is measured by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. The total fair value sensitivity as well as the total cash flow sensitivity is generated by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether Siemens has a long or short interest rate position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.
     The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, Siemens uses the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest-bearing investments. Assuming a 100-basis point decrease in interest rates, this risk was €24 as of September 30, 2006, decreasing from the comparable value of €34 as of September 30, 2005. Siemens seeks to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest.
     For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed-rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €32 as of September 30, 2006, compared to €2 the year before, assuming a 100-basis point increase in interest rates.
     To optimize the group’s position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Groups and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.
     Siemens also mitigates interest rate risk by entering into interest rate derivative instruments. For additional information see Note 29.
Liquidity risk
     Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term note program and via two established commercial paper programs.
     Siemens has three credit facilities at its disposal, which are for general corporate purposes and have never been drawn in the past. Siemens’ credit facilities as of September 30, 2006 amount to €7.6 billion. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks and a revolving credit facility for an aggregate amount of €450 million expiring in September 2012 provided by a domestic bank. In addition, in August 2006 the Company established a U.S.$4.0 billion syndicated multi-currency term loan and revolving credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan and a U.S.$3.0 billion revolving tranche. As of September 30, 2006 and 2005, the full amount of these lines of credit remained unused.
     None of Siemens’ credit facilities contain a material adverse change provision of the type often found in facilities of such nature.
     Siemens also has two commercial paper programs, under which Siemens typically issues commercial paper with a maturity of less than 90 days, for an aggregate of U.S.$5.0 billion in the U.S. domestic market and an aggregate of €3.0 billion in the euro market. In the third quarter of fiscal 2006, the U.S.$ commercial paper program was increased from U.S.$3.0 billion to U.S.$5.0 billion. Under these commercial paper programs, Siemens had no reported outstandings at September 30, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In addition, Siemens has a medium-term note program of €5.0 billion. The amount outstanding under this program was €1.7 billion at September 30, 2006. In March 2006, Siemens updated its medium-term note program. Also in March 2006, Siemens issued under the medium-term note program a bond of U.S.$1.0 billion in a tranche of U.S.$500 million due 2012 and a tranche of U.S.$500 million due 2016.
     None of Siemens’ commercial paper and medium-term note programs or credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or pledging of additional collateral.
     In August 2006, the Company issued two series of notes of U.S.$750 million maturing 2009 and 2012, as well as two series of notes of U.S.$1.75 billion maturing 2016 and 2026. In September 2006, the Company issued a Hybrid Capital bond in a euro tranche of €900 million and a British pound tranche of £750 million both with a legal final maturity on September 14, 2066 and with a call option for Siemens after 10 years or thereafter. The reason for these issuances was to better match fund capital and currency requirements of Siemens, to diversify the investor base and to strengthen the overall balance sheet.
     In addition to the above described sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and cost of such funding, with a view to maintaining financial flexibility and limiting repayment risks.
     Siemens’ overall liquidity as of September 30, 2006 and 2005, included €10,214 and €8,121, respectively, cash and cash equivalents held in various currencies. In addition as of September 30, 2006 and 2005, €596 and €1,789, respectively, were held in current available-for-sale financial assets traded in an active market. The reduction in the latter asset category is mainly due to the completed sale of shares in Infineon, Juniper and Epcos (see Notes 8 and 10).
     The overall liquidity for the entire company is generally managed by Corporate Treasury and its designated service provider SFS, except in countries where local capital controls require otherwise. As of September 30, 2006 and 2005, Corporate Treasury managed approximately 89% and 81% of Siemens’ cash and cash equivalents. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits.
     The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2006. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at September 30, 2006.

			2009 to	2012 and
	2007	2008	2011	thereafter
Non-derivative financial liabilities
Notes and bonds	1,782	1,357	6,630	8,777
Loans from banks	722	91	107	125
Other financial indebtedness	344	53	149	82
Obligations under finance leases	93	85	187	134
Trade payables	8,452	33	4	9
Other financial liabilities	666	39	34	24

Derivative financial liabilities	140	30	64	70

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The risk implied from the values shown in the table above, reflects the one-sided scenario of only cash outflows. Leasing obligations, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company’s overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.
     The balanced view of liquidity and financial indebtedness is stated in the calculation of the net liquidity amount. It results from the total amount of cash and cash equivalents as well as current available-for-sale financial assets traded in an active market, less the amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases.
Credit risk
     The Company is exposed to credit risk in connection with its significant project business in the fields of public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.
     The Company is also exposed to credit risk via its leasing activities, primarily related to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Siemens’ credit risk regarding such activities presents additional risks, as the volume of such transactions is higher, customers tend to be smaller for which transparent credit histories are often not available.
     Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a group-wide binding credit policy. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.
     Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers by the operating units.
     Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for leasing business, factoring, monitoring of operating counterparty risk, real-time monitoring of treasury counterparty risk, as are a number of decentralized tools for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. Apart from this automated process, individual management judgment is applied, in particular to incorporate the latest developments and qualitative information.
     To mitigate credit risk, Corporate Treasury has developed a guideline under which operating units may sell portions of their receivable portfolio on a non-recourse basis, either directly to SFS or to external parties. Receivable sales to external parties are generally only performed for customers with a credit rating below investment grade or for long-term projects with a financing component.
     SFS uses credit default swaps, classified as derivatives, to protect from credit risks stemming from its receivables purchase business. In respect of financial assets that are not protected through the use of credit default swaps the maximum exposure to credit risk, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 27. After consideration of credit default swap derivatives there were no significant concentrations of credit risk as of September 30, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Concerning trade receivables and other receivables, as well as other loans or receivables included in Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2006, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.
31. Share-based payment
     Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €56 and €60 for the years ended September 30, 2006 and 2005, respectively, and refers primarily to equity-settled awards, including the Company’s employee share purchase program. The total income tax benefit recognized in the Consolidated Statements of Income for share-based payment was €35 and €38 in fiscal 2006 and 2005, respectively.
Equity-settled awards
     Cash received from stock option exercises and from the Company’s employee share purchase plan for the years ended September 30, 2006 and 2005 amounts to €313 and €173, respectively.
     Stock option plans
     Description of plans—1999 Siemens Stock Option Plan
     As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.
     Under the 1999 Plan, the exercise price is equal to the average market price of Siemens’ stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.
     The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash is equal to the difference between the exercise price and the average market price of the Company’s stock on the five trading days preceding the exercise of the stock options.
     Description of plans—2001 Siemens Stock Option Plan
     At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options. The amount of shares authorized to be issued to accommodate stock option exercises is 63,797 thousand as of September 30, 2006. The Company is also authorized to repurchase up to 10% of the €2,673 common stock until July 25, 2007.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reasonably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of IFRS 2, Share-Based Payment, based on an appropriate fair value option pricing model.
     The Supervisory as well as the Managing Board decided not to grant any stock options in fiscal year 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expires on December 13, 2006, no further options will be granted under this plan.
     In November 2005, the Supervisory Board and Managing Board granted options to 597 key executives for 3,023,830 shares with an exercise price of €74.59 of which options for 315,495 shares were granted to the Managing Board. In November 2004, the Supervisory Board and Managing Board granted options to 624 key executives for 2,945,035 shares with an exercise price of €72.54 of which options for 296,270 shares were granted to the Managing Board.
     Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2006 and 2005 are as follows:

	Year ended September 30, 2006				Year ended September 30, 2005
			Weighted
			average
		Weighted	remaining	Aggregate		Weighted
		average	contractual	intrinsic value		average
		exercise	term	in millions of		exercise
	Options	price	(years)	€	Options	price
Outstanding, beginning of period	28,611,556	€71.93			28,054,326	€70.86
Granted	3,023,830	€74.59			2,945,035	€72.54
Options exercised	(4,215,508)	€55.71			(1,696,362)	€54.31
Options forfeited	(690,730)	€76.57			(691,443)	€74.41

Outstanding, end of period	26,729,148	€74.67	1.8	65	28,611,556	€71.93

Exercisable, end of period	20,978,443	€74.96	1.3	65	17,486,809	€71.21
     The total intrinsic value of options exercised during the years ended September 30, 2006 and 2005 amounts to €68 and €14, respectively. The total grant-date fair value of options vested during the years ended September 30, 2006 and 2005 was €76 and €84, respectively. As of September 30, 2006, unrecognized compensation cost related to fair value measured stock options amounted to €6, which is expected to be recognized over a weighted average period of 1 year.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The following table summarizes information on stock options outstanding and exercisable at September 30, 2006:

Options outstanding					Options exercisable
				Aggregate			Weighted	Aggregate
		Weighted	Weighted	intrinsic		Weighted	average	intrinsic
	Number of	average	average	value as of	Number of	average	exercise	value as of
	options	remaining life	exercise price	September	options	remaining life	price per	September
Exercise prices	outstanding	(years)	per share	30, 2006	exercisable	(years)	share	30, 2006
€53.70	4,317,952	1.2	€53.70	65	4,317,952	1.2	€53.70	65
€57.73	20,625	0.1	€57.73		20,625	0.1	€57.73
€72.54	2,778,300	3.2	€72.54		—	3.2	€72.54
€73.25	7,796,442	2.2	€73.25		7,796,442	2.2	€73.25
€74.59	2,972,405	4.2	€74.59		—	4.2	€74.59
€86.23	2,743,721	1.2	€86.23		2,743,721	1.2	€86.23
€87.19	6,099,703	0.2	€87.19		6,099,703	0.2	€87.19
     Fair value information
     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model, which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Assumptions made in estimating the fair value of grants made during the years ended September 30, 2006 and 2005 are as follows:

	Assumptions at grant date
	2006	2005
Risk-free interest rate	2.99%	2.72%
Expected dividend yield	2.41%	2.07%
Expected volatility	18.30%	20.38%
Expected option life	3.5 yrs.	3 yrs.
Estimated weighted average fair value per option	€4.06	€4.54
Fair value of total options granted during fiscal year	€11	€12
     In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the option.
     Stock awards
     In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing share-based payment to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.
     Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top management of domestic and foreign subsidiaries and eligible employees.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In fiscal 2006, the Company granted 1,076,860 stock awards to 5,198 employees and members of the Managing Board, of which 25,221 awards were granted to the Managing Board. In fiscal 2005, the Company granted 1,152,508 stock awards to 5,343 employees and members of the Managing Board, of which 24,177 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended September 30, 2006		Year ended September 30, 2005
		Weighted average		Weighted average
		grant-date		grant-date
	Awards	fair value	Awards	fair value
Nonvested, beginning of period	1,136,048	€55.63	—	—
Granted	1,076,860	€57.28	1,152,508	€55.63
Vested	—	—	—	—
Forfeited	(58,037)	€56.17	(16,460)	€55.63

Nonvested, end of period	2,154,871	€56.44	1,136,048	€55.63

Exercisable, end of period	—	—	—	—
     Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €57.28 and €55.63, respectively, per stock award granted in fiscal 2006 and 2005. Total fair value of stock awards granted in fiscal 2006 and 2005 amounted to €62 and €64, respectively.
     As of September 30, 2006, unrecognized compensation costs related to stock awards amounted to €76, which is expected to be recognized over a weighted average vesting period of 2.7 years.
     Employee share purchase program
     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the years ended September 30, 2006 and 2005 the Company incurred compensation expense (before income taxes) of €38 and €31, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €46.12 and €43.24, respectively, and a grant-date fair value of €21.19 and €16.86, respectively, per share. For information on corresponding Siemens share repurchases, see Note 25.
Cash-settled awards
     Stock appreciation rights (SAR’s)
     Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SAR’s to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SAR’s are exercisable in cash only.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Details on SAR’s activity and weighted average exercise prices are summarized in the table below:

	Year ended September 30, 2006		Year ended September 30, 2005
		Weighted average		Weighted average
		exercise		exercise
	SAR’s	price	SAR’s	price
Outstanding, beginning of period	267,720	€73.05	198,850	€73.25
Granted	97,270	€74.59	76,670	€72.54
SAR’s exercised	(2,300)	€73.25	—	—
SAR’s forfeited	(12,790)	€73.20	(7,800)	€73.25

Outstanding, end of period	349,900 *	€73.47	267,720	€73.05

Exercisable, end of period	181,950	€73.25	—	—

*	Thereof 72,420 SAR’s with a €72.54 exercise price and a weighted average remaining life of 3.2 years, 181,950 SAR’s with a €73.25 exercise price and a weighted average remaining life of 2.2 years and 95,530 SARs with a €74.59 exercise price and a weighted average remaining life of 4.2 years.
     In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SAR’s.
     Phantom stock
     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In fiscal 2005, 28,628 phantom stock rights were granted and 391 phantom stock rights forfeited, resulting in a balance of 28,237 phantom stock rights as of September 30, 2005. In fiscal 2006, 33,153 phantom stock rights were granted and 805 phantom stock rights forfeited, resulting in a balance of 60,585 phantom stock rights as of September 30, 2006. None of the phantom stock rights were vested as of September 30, 2006.
32. Personnel costs

	Year ended September 30,
	2006	2005
Wages and salaries	20,764	18,794
Statutory social welfare contributions and expenses for optional support payments	3,476	3,114
Expenses relating to pension plans and employee benefits	1,064	716

	25,304	22,624

     Expenses relating to pension plans and employee benefits includes service cost for the period. Expected return on plan assets and interest cost are included in Financial income, net.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The average number of employees in fiscal year 2006 and 2005 was 420,700 and 388,400, respectively (based on continuing operations). Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	Year ended September 30,
	2006	2005
	(in thousands)
Manufacturing and services	253.0	224.5
Sales and marketing	92.2	89.7
Research and development	37.5	35.9
Administration and general services	38.0	38.3

	420.7	388.4

33. Earnings per share

	Year ended September 30,
	2006	2005
	(shares in thousands)
Income from continuing operations	3,107	3,322
Less: Portion attributable to minority interest	(196)	(200)

Income from continuing operations attributable to shareholders of Siemens AG	2,911	3,122
Plus: Effect of assumed conversion, net of tax	143	37

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	3,054	3,159
Weighted average shares outstanding—basic	890,850	890,732
Effect of dilutive convertible debt securities and share-based payment	46,770	45,798

Weighted average shares outstanding—diluted	937,620	936,530
Basic earnings per share (from continuing operations)	3.27	3.50
Diluted earnings per share (from continuing operations)	3.26	3.37
     In June 2003, the Company issued €2.5 billion of convertible notes (see Note 21). The dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.
     34. Segment information
     As of fiscal 2006, the Company has twelve reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.
     Within the Operations component, Siemens has ten Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations, as well as other reconciling items discussed in Reconciliation to financial statements below.
     As discussed in Note 4, the primary business components of Com, carrier networks, enterprise networks and MD, were either held for disposal or already disposed of as of September 30, 2006, and therefore Com ceased to be an operating segment. The remaining business activities of Com that are not held for disposal are currently presented in Other Operations for segment reporting purposes. Except for these businesses, the historical results of Com are presented as discontinued operations in the Company’s Consolidated Statements of Income for the years ended September 30, 2006 and 2005. Current and prior year segment disclosures exclude the applicable information included in the Company’s financial statement presentation. The organizational changes announced in fiscal 2006 will result in dissolving Com in fiscal 2007. Beginning October 1, 2006, A&D will take responsibility for Com’s Wireless Modules business.
     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens and are described in Note 2 Summary of significant accounting policies. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Operations
     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.
     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations.
     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.
     The Managing Board also determined net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.
     Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale (see Note 10 for further information). The Dematic business was included in Other Operations before a significant portion of it was sold (see Note 4 for further information).
     Reconciliation to financial statements
     Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.
     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.
     In fiscal 2006, Corporate items, pensions and eliminations in the column Group profit includes €(573) related to corporate items, as well as €4 and €– related to pensions and eliminations, respectively. In fiscal 2005, Corporate items, pensions and eliminations in the column Group profit includes €(665) related to corporate items, as well as €37 and €(22) related to pensions and eliminations, respectively.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In fiscal 2006, Corporate items includes pre-tax gains of €33 and €15, respectively, from the sale of the Company’s remaining interest in Infineon and Epcos (see Note 10).
     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
     The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	September 30,
	2006	2005
Total assets of Operations	80,222	76,868
Asset-based adjustments:
Intragroup financing receivables and investments	(16,028)	(15,719)
Tax-related assets	(3,989)	(3,737)
Liability-based adjustments:
Pension plans and similar commitments	(5,081)	(5,460)
Liabilities	(37,133)	(36,053)
Assets classified as held for disposal and associated liabilities	(1,993)	44
Other adjustments	—	(825)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(64,224)	(61,750)
Net capital employed of Corporate items, pensions and eliminations	6,516	4,793

Net capital employed of Operations Groups	22,514	19,911

The following table shows the amounts of segment assets and liabilities employed by Groups:

	Segment assets		Segment liabilities
	September 30,		September 30,
	2006	2005	2006	2005
SBS	2,083	2,047	1,912	1,823
A&D	6,655	5,805	2,822	2,507
I&S	4,873	4,694	3,594	3,173
SBT	3,064	2,623	1,301	1,221
PG	8,491	7,296	6,546	5,750
PTD	4,327	3,872	2,626	2,238
TS	3,403	3,180	3,292	3,138
SV	6,136	5,765	2,369	2,276
Med	7,436	5,801	2,461	2,441
Osram	3,024	2,985	1,048	1,008
SFS	10,543	10,162	9,412	9,179
SRE	3,221	3,490	2,301	2,570
Reconciliation to financial statements*	24,475	24,092	21,772	20,307

Siemens Consolidated Balance Sheets	87,731	81,812	61,456	57,631

*	Reconciliation to financial statements includes assets and liabilities of the Eliminations, reclassifications and Corporate Treasury component and Other Operations, as well as intersegment eliminations and items which are excluded from the definition of segment assets and liabilities and therefore not allocated to segments.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating				Amortization, depreciation
	and investing activities		Capital spending		and impairments
	Year ended September 30,		Year ended September 30,		Year ended September 30,
	2006	2005	2006	2005	2006	2005
Total Operations - continuing	673	(1,658)	5,299	5,344	2,374	2,601
Total Operations - discontinued	12	(566)	406	607	302	504

Total Operations	685	(2,224)	5,705	5,951	2,676	3,105
Total Financing and Real Estate - continuing	210	53	791	775	442	424
Total Financing and Real Estate - discontinued	—	5	—	—	—	1

Total Financing and Real Estate	210	58	791	775	442	425
Eliminations, reclassifications and Corporate Treasury - continuing	90	(84)	—	—	—	—
Eliminations, reclassifications and Corporate Treasury - discontinued	(22)	(12)	—	—	—	—

Eliminations, reclassifications and Corporate Treasury	68	(96)	—	—	—	—

Siemens Consolidated Statements of Cash Flow	963	(2,262)	6,496	6,726	3,118	3,530

Financing and Real Estate
     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
     For the years ended September 30, 2006 and 2005, Income before income taxes at SFS includes interest revenue of €557 and €491, respectively, and interest expense of €331 and €257, respectively. In addition, Income before income taxes includes earnings from equity investees for the years ended September 30, 2006 and 2005 of €57 and €46, respectively.
     For the years ended September 30, 2006 and 2005, Income before income taxes at SRE includes interest revenue of €49 and €51, respectively, and interest expense of €138 and €147, respectively.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.
Description of business segments
     The Operations Groups are comprised of the following businesses:
     Siemens Business Services (SBS)—SBS provides information and communications services to customers primarily in the manufacturing industry, the public sector, financial services, utilities, telecommunications and media. SBS designs, builds and operates both discrete and large-scale information and communications-systems and solutions and also provides related maintenance and support services.
     Automation and Drives (A&D)—A&D produces and installs manufacturing automation systems, drives systems, low voltage controllers and distributors, and process automation products and instrument systems and provides related solutions and services.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Industrial Solutions and Services (I&S)—I&S provides a range of facilities systems, solutions and services to raw materials processing companies and infrastructure customers. I&S aims to optimize the production and operational processes of customers in the sectors water, metals, traffic control, airport logistics, postal automation, marine solutions, oil and gas, paper, cement and opencast mining sectors.
     Siemens Building Technologies (SBT)—SBT provides products, systems and services for monitoring and regulating the temperature and ventilation, fire safety, security and energy efficiency of commercial and industrial property, as well as special applications for airports, tunnels, harbors or stadiums.
     Power Generation (PG)—PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. It customizes gas and steam turbines in the smaller output range, which can be used as drives for compressors or large pumps, to meet specific project needs. It offers a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities.
     Power Transmission and Distribution (PTD)—PTD supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network and to distribute power via a distribution network to the end-user.
     Transportation Systems (TS)—TS provides products and services for the rail industry, including signaling and control systems, railway electrification systems, complete heavy rail systems including rapid transit systems, locomotives, light rail systems and other rail vehicles.
     Siemens VDO Automotive (SV)—SV develops, manufactures and sells electronic and mechatronic systems, modules and components for passenger cars and commercial vehicles. Its product range includes solutions for advanced propulsion and motor management, car body and chassis electronics, safety and driver assistance systems as well as driver information, communication and multimedia systems.
     Medical Solutions (Med)—Med develops, manufactures and markets in vivo and in vitro diagnostic and therapeutic systems and devices such as computed tomography, magnetic resonance, molecular imaging, ultrasound and radiology devices, and hearing instruments, as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.
     Osram—Osram designs, manufactures and sells a full spectrum of lighting products for a variety of applications such as general lighting and automotive, photo-optic and opto-semiconductor lighting.
     The Financing and Real Estate Groups are comprised of the following two businesses:
     Siemens Financial Services (SFS)—SFS, the Company’s international financial services segment, provides a variety of customized financial solutions both to third parties and to other Siemens business Groups and their customers.
     Siemens Real Estate (SRE)—SRE owns and manages a substantial part of Siemens’ real estate portfolio and offers service portfolio specializing in real estate development projects, real estate disposals, asset management, and lease and service management.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
35. Geographic information
     The following table presents data by geographic region as of and for the years ended September 30, 2006 and 2005:

	Revenue by location of customer		Revenue by location of companies
	2006	2005	2006	2005
Germany	15,127	14,464	23,969	20,940
Europe (other than Germany)	23,458	21,006	23,225	20,314
U.S	16,598	14,047	16,553	14,261
Americas other than U.S	4,582	3,546	3,688	2,923
Asia-Pacific	10,546	8,080	7,136	5,486
Africa, Middle East, C.I.S.	5,942	3,994	1,682	1,213

Siemens	76,253	65,137	76,253	65,137

	Property, plant and equipment
	2006	2005
Germany	4,557	4,272
Europe (other than Germany)	3,536	3,530
U.S	2,378	2,551
Americas other than U.S	511	592
Asia-Pacific	1,011	965
Africa, Middle East, C.I.S.	79	102

Siemens	12,072	12,012

36. Subsequent events
     During the first quarter of fiscal 2007, Siemens decided to provide funds for job placement companies for employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG and for Inservio GmbH with a corresponding impact on the Company’s income in fiscal 2007.
     On November 15, 2006, Munich public prosecutors (the Prosecutors) conducted searches of Company premises and private homes in Munich, Erlangen and in Austria during which a large volume of documents and electronic data were confiscated. These actions were taken in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Several arrest warrants were issued for several current and former employees who are or were associated with Com. Among those arrested were a former CFO of Com as well as the heads of Com’s internal audit and accounting and controlling departments. Another former employee was apprehended in Austria and extradited to Germany. In addition to the interrogations of those arrested, statements were taken from a number of witnesses including Company officials. On December 12, 2006 Siemens learned that a former member of the Corporate Executive Committee of Siemens’ Management Board, who had been responsible for Com, was also arrested in connection with the investigation.
     The Prosecutors announced that those arrested are suspected of collaborating to open slush fund accounts abroad, and of operating a system to embezzle funds from the Company. More specifically, the Prosecutors allege that from 2002 to the present, these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The Prosecutors indicated that whether and the extent to which the diverted funds were used for bribes remains to be determined. The investigation is ongoing, and the Company is fully cooperating with the authorities.
     The Prosecutors’ current investigation grew out of an anonymous complaint and requests for judicial assistance from Switzerland and Italy.
     Bank accounts in Geneva, Switzerland, held by a former officer of Com of Siemens Greece were seized in August 2005. The Company became aware of the seizure at the end of 2005 having been notified by both the officer and the financial institution in which the accounts were held. As part of its internal investigation, the Company filed a civil action in Greece against the officer on November 14, 2006.
     In June 2006, the Company also became aware of the existence of an escrow account in Lugano, Switzerland. In July 2006, the trustee was requested to provide documentation of the account and to transfer the funds to the Company: The account was seized prior to receiving the funds.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Bank accounts in Liechtenstein were also seized in late 2004. Funds from these Liechtenstein accounts were transferred to Siemens in 2005 after being released by governmental authorities.
     On March 30, 2006, the premises of Intercom Telecommunication Systems AG in Switzerland (Intercom), a subsidiary of Siemens, were searched by Swiss prosecutors. The Company subsequently learned that, via Intercom, so-called Business Consultant Agreements were processed directly or indirectly through intermediary companies. Intercom currently finds itself in liquidation. It has been established that Intercom made payments to the above mentioned bank accounts. Investigations are ongoing to determine the rightful owner of the accounts in Geneva and Lugano.
     The Swiss investigation was preceded by Liechtenstein criminal investigations. The criminal investigation in Liechtenstein related to money laundering and corruption allegations against certain former Siemens employees and other persons. In January 2006, Siemens became aware of a request by Liechtenstein for judicial assistance from Switzerland. Siemens subsequently determined that the Swiss and Liechtenstein investigations pertain to related activities.
     In Italy, an already pending criminal investigation there focusing on money laundering and corruption allegations against third parties in respect of activities in the 1990s pertains to similar activities in the Com Group. Based on a request for judicial assistance from Italy to Germany in 2005 premises and private homes in Munich were searched.
     We are in communication with the U.S. Securities and Exchange Commission and the U.S. Department of Justice via a U.S. law firm regarding these matters.
     Siemens has stated its commitment to have these matters completely cleared up as quickly as possible and has also started an additional internal investigation. The major issues uncovered to date in connection with Siemens’ internal investigation are presented below:
•	Within Com there exist a number of Business Consultant Agreements. We have identified a multitude of payments made in connection with these contracts over the course of approximately a seven-year period for which we have either not been able to establish a valid business purpose or clearly identify the recipient. These payments raise concerns under the legislation of the U.S., Germany and other countries.

•	The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. Our investigation determined that certain of these payments are nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements to reflect the correct tax treatment of these expenses. The Company has already reported this issue to the German tax authority.
     The Company’s internal investigation into possible violations of law is still ongoing.
     The additional deferred and current income tax charges described above totaled €168 over a period of approximately seven years. Of the total charge, €73 was reflected in the Company’s fiscal 2006 Consolidated Statements of Income and related to fiscal years 2006 (€31), 2005 (€17) and 2004 (€25), consistent with such presentation in the Company’s U.S. GAAP financial statements. As this fiscal 2006 charge relates to Com, it is presented in the line Income (loss) from discontinued operations, net of income taxes. The remaining €95 of additional income tax expense related to years preceding fiscal 2004 and was reflected as a reduction of equity in the opening balance sheet as of October 1, 2004.
     The Managing Board of Siemens does not tolerate any illegal business practices of its employees worldwide and has therefore initiated the following immediate actions:
•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	In cases where suspicions of illegal behavior have been substantiated, the involved employees will immediately be suspended.
•	The Company’s audit and compliance departments and an internal task force have been instructed to continue their internal investigation activities and the examination of our compliance and internal control system for gaps and any possibilities of circumvention.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The Managing Board and the Audit Committee of Siemens will engage an independent compliance advisor in order to consult the Managing Board and the Audit Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the respective communication and training. The independent compliance advisor will also provide periodic status reports to the Audit Committee.
     Furthermore, the Audit Committee of Siemens will conduct a companywide investigation and engage an independent external law firm which will mandate the involvement of a forensic accounting firm.
     Siemens currently can not exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law. The Company’s operating activities may also be negatively affected due to imposed penalties, compensatory damages or due to the exclusion from public procurement contracts. To date, no charges for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
37. Remuneration

Compensation Report
     The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens and sets out the level and structure of Managing Board remuneration.
     In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.
     The report is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data in accordance with the requirements of the German Commercial Code (HGB).
Managing Board remuneration
     The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The Committee comprises Prof. Dr. Heinrich v. Pierer (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).
     The remuneration of the members of the Managing Board of Siemens is based on the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation paid by peer companies. In addition, the compensation reflects each Managing Board member’s responsibilities and performance. The level of Board compensation is designed to be competitive in the market for highly qualified executives and to provide incentives in a high-performance culture.
     In fiscal year 2006, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman’s Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, an annual target compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006. In the course of this review, the target compensation was adjusted upward by approximately 20%. In addition, the composition of the total compensation was changed with the goal of giving greater importance to stock-based compensation, excluding the payment of the LT bonus in the form of a commitment to issue or transfer shares (see below), in the future. Therefore, this compensation component was raised. The granting of stock options is no longer planned. Overall the average compensation was adjusted upward by approximately 30%. This adjustment is not obvious in the Managing Board remuneration reported in this section as the values were reduced by the amount of increase related to the target compensation for one year and the proposed amount of increase of the stock-based compensation for fiscal year 2006, in connection with the hardship fund to provide financial support for employees of BenQ Mobile in Germany (see below).

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The remuneration of the Managing Board members is composed as follows:
•	The fixed compensation is paid as a monthly salary.

•	The variable bonus is based on the level of the Company’s attainment of certain EVA targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman’s Committee of the Supervisory Board. One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets over a three-year period. In any year, the annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. In addition to the EVA-oriented targets in fiscal 2006 a target relating to net cash from operating and investing activities was established. For fiscal year 2005 for the last time, one half of the LT bonus was paid in the form of a commitment to issue or transfer shares of Siemens AG (stock awards), while the other half was paid in cash. Beginning with the fiscal year 2006, the LT bonus is paid entirely in cash.
     The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their targets, however, may additionally depend on the financial performance of the corporate units they lead. The LT bonus was already paid out fully in cash in fiscal 2005.
•	The stock-based compensation consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders’ Meeting of Siemens AG on February 22, 2001 (for details on the Siemens Stock Option Plans, see Note 31) and a commitment to issue or transfer shares of Siemens AG (stock awards). The Chairman’s Committee of the Supervisory Board may restrict or cap the exercise of stock options in the event of extraordinary, unforeseen changes in the market price of the Siemens stock. The Chairman’s Committee of the Supervisory Board has decided that only stock awards will be granted for fiscal year 2006 and with effect from fiscal year 2007 onwards.

•	Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman’s Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.
     Employment contracts with Managing Board members generally do not include any explicit severance commitment in the event of an early resignation from office. However, severance payments may result from individually agreed termination arrangements.
     However, members of the Managing Board who were appointed to the Managing Board before October 1, 2002 have a contractual right to receive transitional payments for twelve months after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonuses paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member’s retirement.
     On November 7, 2006, the Chairman’s Committee of the Supervisory Board determined the bonus amounts and the number of stock awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.
     For the fiscal year 2006, the aggregate cash compensation amounted to €27.8 million (2005: €20.9 million) and total remuneration amounted to €30.4 million (2005: €28.0 million), representing an increase in total remuneration of 8.5 percent.
     In the process, both the variable cash bonus and the stock-based compensation were reduced by the amount of increase related to the target compensation for one year and the proposed amount of increase for fiscal year 2006, respectively. The resulting total of €4.52 million was transferred to the hardship fund to provide financial support for employees of BenQ Mobile in Germany.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The following compensation was determined for the members of the Managing Board for fiscal year 2006:

			Fair value of stock-
	Cash compensation		based compensation		Total

	2006	2005	2006	2005	2006	2005

	(Amounts in €)(1)
Prof. Dr. Heinrich v. Pierer (2)	—	958,389	—	244,414	—	1,202,803
Dr. Klaus Kleinfeld(2)	3,248,462	2,323,193	375,058	946,911	3,623,520	3,270,104
Prof. Johannes Feldmayer	2,363,217	1,821,301	250,016	716,666	2,613,233	2,537,967
Dr. Thomas Ganswindt	2,420,147	1,764,948	—	641,515	2,420,147	2,406,463
Joe Kaeser(3)	963,983	—	300,046	—	1,264,029	—
Prof. Dr. Edward G. Krubasik	2,453,825	1,832,685	—	716,666	2,453,825	2,549,351
Rudi Lamprecht	2,272,986	1,730,431	250,016	625,190	2,523,002	2,355,621
Heinz-Joachim Neubürger(4)	1,422,636	1,822,925	—	716,666	1,422,636	2,539,591
Dr. Jürgen Radomski	2,351,448	1,818,389	250,016	716,666	2,601,464	2,535,055
Dr. Uriel J. Sharef	2,360,975	1,831,833	250,016	716,666	2,610,991	2,548,499
Prof. Dr. Klaus Wucherer	2,350,989	1,822,218	250,016	716,666	2,601,005	2,538,884
Eduardo Montes(5) (6)	1,071,137	—	200,054	—	1,271,191	—
Prof. Dr. Erich R. Reinhardt (6)	2,038,914	1,756,836	200,054	200,034	2,238,968	1,956,870
Prof. Dr. Hermann Requardt (5) (6)	913,559	—	200,054	—	1,113,613	—
Prof. Dr. Claus Weyrich(6)	1,606,982	1,381,990	—	150,007	1,606,982	1,531,997

Total	27,839,260	20,865,138	2,525,346	7,108,067	30,364,606	27,973,205

(1)	The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus and the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany. The fair value of stock-based compensation relates to stock options and stock awards granted in November 2006 and 2005 for fiscal years 2006 and 2005, respectively.

(2)	On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(3)	Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(4)	Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(5)	Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(6)	Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The following table describes the details of cash compensation:

	Cash compensation

	Salary		Annual bonus		LT bonus		Other(2)		Total

	2006	2005	2006	2005	2006	2005(3)	2006	2005	2006	2005

	(Amounts in €)(1)
Prof. Dr. Heinrich v. Pierer(4)	—	405,000	—	299,257	—	244,445	—	9,687	—	958,389
Dr. Klaus Kleinfeld(4)	1,160,480	950,040	1,055,707	768,794	998,721	571,883	33,554	32,476	3,248,462	2,323,193
Prof. Johannes Feldmayer	845,520	755,040	747,819	571,280	728,408	466,627	41,470	28,354	2,363,217	1,821,301
Dr. Thomas Ganswindt	755,040	755,040	835,790	571,280	715,529	391,452	113,788	47,176	2,420,147	1,764,948
Joe Kaeser(5)	325,000	—	337,448	—	291,460	—	10,075	—	963,983	—
Prof. Dr. Edward G. Krubasik	755,040	755,040	835,790	571,280	817,839	466,627	45,156	39,738	2,453,825	1,832,685
Rudi Lamprecht	845,520	755,040	747,819	571,280	651,022	375,136	28,625	28,975	2,272,986	1,730,431
Heinz-Joachim Neubürger(6)	440,440	755,040	487,544	571,280	477,073	466,627	17,579	29,978	1,422,636	1,822,925
Dr. Jürgen Radomski	845,520	755,040	747,819	571,280	728,408	466,627	29,701	25,442	2,351,448	1,818,389
Dr. Uriel J. Sharef	845,520	755,040	747,819	571,280	728,408	466,627	39,228	38,886	2,360,975	1,831,833
Prof. Dr. Klaus Wucherer	845,520	755,040	747,819	571,280	728,408	466,627	29,242	29,271	2,350,989	1,822,218
Eduardo Montes(7) (8)	325,000	—	400,416	—	330,411	—	15,310	—	1,071,137	—
Prof. Dr. Erich R. Reinhardt(8)	714,990	525,030	658,513	506,841	633,237	692,671	32,174	32,294	2,038,914	1,756,836
Prof. Dr. Hermann Requardt(7) (8)	291,750	—	321,558	—	292,633	—	7,618	—	913,559	—
Prof. Dr. Claus Weyrich(8)	505,500	450,000	543,031	344,205	531,368	562,285	27,083	25,500	1,606,982	1,381,990

Total	9,500,840	8,370,390	9,214,892	6,489,337	8,652,925	5,637,634	470,603	367,777	27,839,260	20,865,138

(1)	The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

(2)	Other compensation includes non-cash benefits in the form of company cars of €300,753 (2005: €282,112), subsidized insurance of €80,527 (2005: €85,665), accommodation and moving expenses of €10,500 (2005: €0.00), and a cash settlement of stock awards of €78,823 (2005: €0.00).

(3)	LT bonus cash portion.

(4)	On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(5)	Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(6)	Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(7)	Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(8)	Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Both, the number of units and the values of the stock-based compensation components, are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the holding period, because stock awards are not eligible to receive dividends. The resulting value amounted to €67.70 (2005: €57.28).
     For fiscal year 2006, the members of the Managing Board received a total of 37,302 stock awards, with a total fair value of €2,525,346. Stock options were no longer granted.
     Accordingly, stock-based compensation was as follows:

		Stock-based Compensation			Fair value of stock-based compensation
		Stock			Stock
		awards			awards
		from LT	Other stock	Stock	from LT	Other stock	Stock
		bonus(2)	awards(2)	options(3)	bonus(2)	awards(2)	options(3)	Total

		(Number of units)(1)			(Expressed in €)(1)
Prof. Dr. Heinrich v. Pierer(4)	2006	—	—	—	—	—	—	—
	2005	4,267	—	—	244,414	—	—	244,414
Dr. Klaus Kleinfeld(4)	2006	—	5,540	—	—	375,058	—	375,058
	2005	9,984	3,470	43,415	571,884	198,762	176,265	946,911
Prof. Johannes Feldmayer	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Dr. Thomas Ganswindt	2006	—	—	—	—	—	—	—
	2005	6,834	2,314	28,945	391,452	132,546	117,517	641,515
Joe Kaeser(5)	2006	—	4,432	—	—	300,046	—	300,046
	2005	—	—	—	—	—	—	—
Prof. Dr. Edward G. Krubasik	2006	—	—	—	—	—	—	—
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Rudi Lamprecht	2006	—	3,693	—	—	250,016	—	250,016
	2005	6,549	2,314	28,945	375,127	132,546	117,517	625,190
Heinz-Joachim Neubürger(6)	2006	—	—	—	—	—	—	—
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Dr. Jürgen Radomski	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Dr. Uriel J. Sharef	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Prof. Dr. Klaus Wucherer	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Eduardo Montes(7)(8)	2006	—	2,955	—	—	200,054	—	200,054
	2005	—	—	—	—	—	—	—
Prof. Dr. Erich R. Reinhardt(8)	2006	—	2,955	—	—	200,054	—	200,054
	2005	—	1,851	23,155	—	106,025	94,009	200,034
Prof. Dr. Hermann Requardt(7)(8)	2006	—	2,955	—	—	200,054	—	200,054
	2005	—	—	—	—	—	—	—
Prof. Dr. Claus Weyrich(8)	2006	—	—	—	—	—	—	—
	2005	—	1,388	17,365	—	79,505	70,502	150,007

	2006	—	37,302	—	—	2,525,346	—	2,525,346
Total	2005	76,510	25,221	315,495	4,382,495	1,444,660	1,280,912	7,108,067

(1)	The amounts for 2006 shown in this table are those obtained after reducing the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany. The fair value of stock-based compensation relates to stock options and stock awards granted in November 2006 and 2005 for fiscal years 2006 and 2005, respectively.

(2)	After a holding period of four years, the stock awards will be settled on November 10, 2010 (awards granted for fiscal 2005 on November 11, 2009). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

(3)	The stock options granted for fiscal 2005 will be exercisable after a holding period of two years between November 19, 2007 and November 18, 2010 at a price of €74.59 per share under the terms and conditions specified in the 2001 Siemens Stock Option Plan. The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap, the fair value of the stock options granted for fiscal 2005 would have been €4.06 per option, which amount was taken as the basis in this table.

(4)	On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(5)	Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(6)	Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(7)	Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(8)	Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Pension benefit commitments. With the realignment of the German pension plan of Siemens AG into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman’s Committee of the Supervisory Board.
     For fiscal year 2006, the members of the Managing Board were granted contributions under the BSAV totaling €4.2 million (2005: €3.4 million), based on a resolution adopted by the Chairman’s Committee of the Supervisory Board on November 7, 2006. Of this amount, €0.7 million relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €3.5 million to contributions granted under the BSAV.
     The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2006 amounted to €54.8 million (2005: €52.9 million), which amount is included in Note 22.
     Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB, totaling €14.4 million (2005: €15.6 million) for the year ended September 30, 2006.
     The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2006 amounted to €125.6 million (2005: €128.9 million), which is included in Note 22.
     Other. No loans from the Company are provided to members of the Managing Board.
Supervisory Board remuneration
     The remuneration of the members of the Supervisory Board was set at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.
     The remuneration of the members of the Supervisory Board is based on the Company’s size, the assignments and responsibilities of the Supervisory Board members, and the Company’s overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company’s short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation.
     The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.
     As a result, the remuneration of Supervisory Board members for fiscal year 2006 includes three components:
•	a fixed compensation component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements (in accordance with U.S. GAAP as primary reporting standard for fiscal 2006, as described in Note 1) in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board’s term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board’s remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2006, the Supervisory Board’s remuneration was determined on the basis of earnings per share in the amount of €3.40. The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman’s Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional half of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. The Chairman of the Supervisory Board is provided a company car and an office with secretarial services.

	2006				2005

		Short-term	Long-term			Short-term	Long-term
	Fixed	variable	variable		Fixed	variable	variable
	compensation	compensation	compensation	Total	compensation	compensation	compensation	Total

	(Amounts in €)
Dr. Karl-Hermann Baumann(1) (2)	—	—	—	—	50,000	22,800	—	72,800
Prof. Dr. Heinrich v. Pierer(1) (2)	125,000	86,250	—	211,250	93,750	42,750	—	136,500
Ralf Heckmann(2)	100,000	69,000	—	169,000	100,000	45,600	—	145,600
Dr. Josef Ackermann(2)	75,000	51,750	—	126,750	83,333	38,000	—	121,333
Lothar Adler	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Gerhard Bieletzki	50,000	34,500	—	84,500	50,000	22,800	—	72,800
John David Coombe	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Hildegard Cornudet	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Dr. Gerhard Cromme(2)	100,000	69,000	—	169,000	87,500	39,900	—	127,400
Birgit Grube	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Heinz Hawreliuk(2)	75,000	51,750	—	126,750	75,000	34,200	—	109,200
Berthold Huber	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Prof. Dr. Walter Kröll	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Wolfgang Müller	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Georg Nassauer	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Thomas Rackow(3)	37,500	25,875	—	63,375	—	—	—	—
Dr. Albrecht Schmidt	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Dr. Henning Schulte-Noelle(2)	75,000	51,750	—	126,750	75,000	34,200	—	109,200
Peter von Siemens	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Jerry I. Speyer	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Lord Iain Vallance of Tummel	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Klaus Wigand(3)	16,667	11,500	—	28,167	50,000	22,800	—	72,800

Total	1,254,167	865,375	—	2,119,542	1,264,583	576,650	—	1,841,233

(1)	Prof. Dr. Heinrich v. Pierer, former CEO and President of the Managing Board of Siemens AG, succeeded Dr. Karl-Hermann Baumann as Chairman of the Supervisory Board, effective January 27, 2005.

(2)	Each of Prof. Dr. Heinrich v. Pierer as Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Gerhard Cromme as Chairman of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; and Heinz Hawreliuk and Dr. Henning Schulte-Noelle as members of the Audit Committee, received higher fixed and variable compensation. For his period of office on the Supervisory Board, Dr. Karl-Hermann Baumann, as former Chairman of the Supervisory Board and the Audit Committee, also received higher compensation on a pro-rata basis in the prior year. The same applies to Dr. Josef Ackermann as a former member of the Audit Committee.

(3)	Thomas Rackow, formerly a substitute member of the Supervisory Board of Siemens AG, became a member of the Supervisory Board as a successor to Klaus Wigand with effect from January 26, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     An existing agreement with Peter von Siemens was renewed after the Annual Shareholders’ Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder’s family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial services for representing the Company at official events in Germany and abroad, as well as in various associations.
     No loans from the Company are provided to members of the Supervisory Board.
Stock ownership by members of the Managing and Supervisory Boards
     As of October 13, 2006, Managing Board members serving on the board during the fiscal year held a total of 1,338,539 (2005: 1,104,459) Siemens shares and stock options on Siemens shares, representing 0.150 percent (2005: 0.124 percent) of the capital stock of Siemens AG. As of the same day, members of the Supervisory Board serving on the board during the fiscal year held 177,019 (2005: 185,544) Siemens shares and stock options on Siemens shares, representing 0.020 percent (2005: 0.021 percent) of the capital stock of Siemens AG. These figures do not include 10,607,390 (2005: 10,786,521) shares, or 1.2 percent (2005: 1.2 percent) of the capital stock that are held by the von Siemens-Vermögensverwaltung GmbH (vSV) – a German limited liability entity that functions much like a trust – and 39,144,979 (2005: 38,102,921) shares, or some 4.4 percent (2005: 4.3 percent) of the capital stock, over which the vSV has voting control under a power of attorney. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family.
Other
     The members of the governing bodies of Siemens AG and all board members of its domestic and foreign subsidiaries are indemnified by Siemens AG or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component (i.e., a deductible within the meaning of Section 3.8, paragraph 2, of the German Corporate Governance Code).

Disclaimer
     This Report in accordance with IFRS contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens financial calendar*

First-quarter financial report	Jan. 25, 2007
Annual Shareholders’ Meeting – Olympiahalle, Munich, 10:00 a.m.	Jan. 25, 2007
Ex-dividend date	Jan. 26, 2007
Second-quarter financial report and Semiannual Press Conference	Apr. 26, 2007
Third-quarter financial report	July 26, 2007
Preliminary figures for fiscal year / Press conference	Nov. 8, 2007
Annual Shareholders’ Meeting for fiscal 2007	Jan. 24, 2008

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

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Address
Siemens AG
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Federal Republic of Germany
Internet     www.siemens.com
Designations used in this Report may be trademarks, the use
of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2006 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2006

Siemens Aktiengesellschaft

/s/ Dr. Ralf P. Thomas

Name:	Dr. Ralf P. Thomas
Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak

Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling